                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                                   FORM 10-SB/A

                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934
                        INTERUNION FINANCIAL CORPORATION




     Delaware                                                                                                  87-0520294
-----------------------------------------------------------------------------------------             -------------------
     (State of Other jurisdictions of Incorporation of Organization)                                     (I.R.S. Employer
                                                                                                      Identification No.)

      249 Royal Palm Way, Suite 301 H, Palm Beach, FL                                                               33480
-----------------------------------------------------------------------------------------             -------------------
     (Address of Principal Executive Offices)                                                                  (Zip Code)

     (561) 820-0084
-----------------------------------------------------------------------------------------
     (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                   Name of Each Exchange on Which
     to be so Registered                   Each Class is to be Registered
     -------------------                   ------------------------------

-----------------------------------        ------------------------------------

-----------------------------------        ------------------------------------

     Securities to be registered under Section 12(g) of the Act:


                         Common Stock, par value $.001
-------------------------------------------------------------------------------
                                (Title of Class)


-------------------------------------------------------------------------------
                                (Title of Class)

                        INTERUNION FINANCIAL CORPORATION

                                   FORM 10-SB/A

                               TABLE OF CONTENTS

PART I.                                                                                                              PAGE
Item 1.  Description of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Item 3.  Description of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Item 6.  Executive Compensation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Item 8.  Description of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20


PART II.

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

Item 2.  Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 3.  Changes in and Disagreements with Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 4.  Recent Sales of Unregistered Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 5.  Indemnification of Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

PART F/S  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

PART III.

Item 1.  Index to Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

SIGNATURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30

                                     PART I



ITEM 1.  DESCRIPTION OF BUSINESS

  (a)    BUSINESS DEVELOPMENT

         On February 7, 1994, the shareholders of AU 'N AG, INC., a Utah corporation, approved without dissent, a proposal to change the domicile of the Company through the merger of the Company into AU 'N AG, INC., a Delaware corporation to be formed.

         On February 15, 1994 a Certificate of Incorporation of AU 'N AG, INC., a Delaware corporation, was filed with the office of the Secretary of State, Division of Corporations, State of Delaware.

         On February 15, 1994, the date of incorporation of AU 'N AG, Inc. of Delaware, the directors of that corporation approved a Pre-Organization Subscription and Letter of Non-Distributive Intent executed by the President of AU 'N AG, Inc., the Delaware corporation for $10.00, with the understanding that the shares would be immediately cancelled upon the effective date of the merger between AU 'N AG, INC. of Delaware and AU 'N AG, INC. of Utah. These shares were issued by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as provided by Section 4(2) of that Act and upon a similiar exemption contained in applicable state securities laws. The shares received by AU 'N AG, INC. were restricted securities, subject to Rule 144 promulgated under the Securities Act of 1933, as amended. See Exhibits at E-1 and E-5.

         Further on February 15, 1994, a Plan and Agreement of Merger of AU 'N AG, INC. (Utah) and AU 'N AG, INC. (Delaware) was executed. On the same day a Certificate of Merger was executed by the above corporations. This Certificate of Merger was filed in the office of the Secretary of Delaware on March 10, 1994. Under the Certificate of Merger AU 'N AG, INC., the Delaware Corporation, was the surviving corporation. See Exhibit E-7 and E-12.

         Under the terms of the above-referenced merger each share of common stock of AU 'N AG, INC. (Utah) was converted into one share of AU 'N AG, INC. (Delaware). At the time of its incorporation, AU 'N AG, Inc. (Delaware) had total authorized capital stock in the amount of 50,000,000 shares at $.001 par value. Each holder of AU 'N AG, INC. (Utah) upon surrender to AU 'N AG, INC. (Delaware) of one or more certificates for such shares for cancellation received one or more certificates for the number of shares of common stock of AU 'N AG, INC. (Delaware) represented by the certificates of AU 'N AG, INC.
(Utah) so surrendered for cancellation by such holder.

         As a result of the above-referenced merger, 23,297,800 shares of common stock of AU 'N AG, INC. (Delaware) were issued to the shareholders of the corporation formerly known as AU 'N AG, INC. (Utah). At the time of the merger, AU 'N AG, INC. (Utah) had no assets and was an inactive corporation.

         As provided in the Plan and Agreement of Merger, the sole purpose of the above-referenced merger was to change the issuer's domicile from Utah to Delaware and the exchange of securities from one corporation to another was, in the opinion of management, therefore outside of the provisions of Rule 145 as promulgated by the Securities & Exchange Commission. Further, it is the position of management that the exchange of stock was a transaction by an issuer not involving any public offering and thus was within the protection of
Section 4(2) of the Securities Act of 1933, and exempted from registration requirements.

         On April 11, 1994, a Certificate of Amendment of the Certificate of Incorporation of AU 'N AG, INC. (Delaware) was executed, providing that the name of the Company be changed to: INTERUNION FINANCIAL CORPORATION. This change of name was filed by the office of the Secretary of State of Delaware n April 19, 1994.

         Subsequent to a filing of information submitted to the National Association of Securities Dealers, Inc. (NASD) pursuant to Schedule H of the NASD By-Laws and Rule 15c 2-11 under the Securities Act of 1934, on July 27, 1994 IFC was cleared for listing on the OTC Bulletin Board. The Company currently trades under the symbol: IUFC.

         Subsequent to approval by the required shareholders at a meeting held October 14, 1994, the common stock was reverse split at a ratio of ten (10) to one (1). Further, based upon shareholder approval at that meeting, a Certificate of Amendment was filed with the Secretary of State, State of Delaware, showing capitalization as follows:

          (1)      100,000,000 shares of common voting stock at $.001 par value.

          (2) 1,500,000 shares of Class A preferred stock at $.10 par value.

          (3) 50,000,000 shares of Class B preferred stock with par value to be set by the Board of Directors.

          (4) 50,000,000 shares of Class C preferred stock with par value to be set by the Board of Directors.

         On January 18, 1995 the Company acquired all of the stock of BEARHILL, LIMITED, INC., a British Virgin Islands corporation, for the issuance of 444,000 shares of common stock. On January 18, 1995 the Company also acquired all of the stock of GUARDIAN TIMING SERVICES, INC., a corporation organized under the laws of Ontario, Canada, for the issuance of 112,112 shares of common stock.

         Upon application to the Florida Department of State, on February 2, 1995, the Company was qualified and authorized to transact business in the State of Florida. The Company moved its principal office to 249 Royal Palm Way, Suite 301-H, Palm Beach, Florida 33480.

         On March 20, 1995, the Company acquired all of the stock of I & B, INC., a Delaware corporation, CREDIFINANCE CAPITAL, INC., a corporation organized under the laws of Ontario, Canada, CREDIFINANCE SECURITIES, LTD., a corporation organized under the laws of Ontario, Canada, and Ninety-Five percent (95%) of the stock of ROSEDALE REALTY CORPORATION, a corporation organized under the laws of Ontario, Canada, for the issuance of 1,500,000 shares of common stock. The Company further acquired the remaining outstanding stock of ROSEDALE REALTY CORPORATION for the issuance of 24,600 shares of common stock. It should be noted that in 1996 the Company disposed, by way of an assignment in bankruptcy, of its shares in ROSEDALE REALTY CORPORATION.
This assignment was a voluntary petition filed by Credifinance Capital, Inc., the owner of Rosedale, on September 29, 1995. The decision to file for bankruptcy was made after negotiations for a merger of Rosedale with another firm were unsuccessful. Rosedale had never been profitable subsequent to its acquisition and Credifinance Capital, Inc. made the decision to cease financing the Rosedale real estate operations. The bankruptcy was concluded and there are no outstanding lawsuits against either Credifinance Capital, Inc. or the parent, InterUnion Financial Corporation. (See Note 13 of InterUnion Financial Corporation Notes to Consolidated Financial Statements, March 31, 1996 and 1995, Part F/S).

         At a special meeting of the shareholders held May 17, 1996, the Board of Directors was authorized to reverse split all authorized shares in a ratio of twenty (20) to one (1). At the time of this authorization, the total of all issued and outstanding voting shares of stock was 13,851,156.

         REEVE, MACKAY & ASSOCIATES LIMITED was formed May 15, 1995 as a corporation organized under the laws of Ontario, Canada. All capital stock of this corporation was originally issued to InterUnion Financial Corporation. The corporation is a wholly-owned subsidiary of the Company.

        (b)     BUSINESS OF ISSUER

                GENERAL

                The Company was formed to acquire a majority interest in existing securities firms, banks, insurance companies, and other financial and brokerage companies located in the United States and Canada. The Company intends to actively engage in the business of the companies in which it invests by serving as an "information link" between these companies. The Company's goal in providing this information link is to improve access to new markets and business opportunities for these companies.

                The Company also may provide bridge financing which involves providing capital to a private company to assist the company in making a public offering of its stock.

                In addition, the Company may invest up to 40% of its total assets (exclusive of government securities and cash items), on an unconsolidated basis, in debt or equity securities issued by privately held firms, and in securities listed in markets that are open to public investment in Europe and North America.

                InterUnion is both a holding company, acting through its subsidiaries, and an operating company engaging in activities separate from the activities of its named subsidiaries. Specifically, InterUnion derives independent revenues from financial consulting, the bridge financing of pre-IPOs, and its participation in new ventures.

         PRODUCTS AND/OR SERVICES OF ACTIVE SUBSIDIARIES

         In addition to the operations of InterUnion Financial Corporation as the parent, the Company owns five operating subsidiary corporations. A description of the business operations of these subsidiary corporations, each of which is wholly-owned, is as follows:

         (1)  CREDIFINANCE SECURITIES, LTD.

         Credifinance Securities, Ltd. ("Credifinance") is an investment bank with office in Toronto and Montreal, and is a member of the Investment Dealers Association of Canada, the Toronto Stock Exchange, Montreal Exchange and the International Securities Market Association. Credifinance has 30 employees engaged in fixed income and equity trading for Canadian institutions and in corporate finance. Credifinance's six person research team provides perspective on equity markets, companies and industries in Canada.

         Credifinance Securities was started in 1990, engaging in institutional trading, investment banking and research. The consolidation in the brokerage/investment banking industry in Canada created opportunities for small companies to provide better service to institutions. This unit began by specializing in the trading of less than investment grade bonds. In 1991-92, it expanded into equity trading for its institutional clients. Unlike the large brokerage firms, Credifinance Securities acts strictly as an agent, and does not take positions against its clients.

         To enhance its service for the institutional clients, Credifinance has developed research capability focusing on:

                 -  biotechnology
                 -  communications and media
                 -  software
                 -  telecommunications
                 -  metals, minerals and precious metals mining
                 -  oil and gas
                 -  industrial products

         Credifinance's corporate finance activities consist primarily of underwritings for small and medium-size, technology-intensive companies. Between 1993 and 1995, Credifinance has been the sole underwriter in five transactions, ranging in value from C (Canadian) $1.5 to $5.4 million; co-underwriter in two transactions of C$32.5 million and C$11 million; participated in a C$135 million co-bought deal; and has been involved in two special transactions of C$10 and C$15 million.

         In the first quarter of 1996, Credifinance has financed, through private placements of special warrants, the following companies:

            -    Getty Cooper (C$5.9 million) - copper mining in British
                 Columbia;
            - Etruscan Enterprises (C$7.0 million) - gold mining in Niger, West Africa;
            - Novadx International (C$1.8 million) - biotechnology company commercializing in vitro tests for arthritis, osteoporosis and other chronic diseases;
            - Nortran Pharmaceuticals (C$2.0 million) - pharmaceutical company focusing on research and commercial development of targeted small molecule drugs; and
            - Imutec (C$2.8 million) - biotechnology company engaged in the development of immunotherapeutic products.

         In additional, Mariposa Steamship Company and Mancan Gold Limited have engaged in Credifinance as their fiscal agent to take them public in 1996.

         (2)  GUARDIAN TIMING SERVICES, INC.

         Guardian Timing Services, Inc. ("Guardian") is an investment management firm located in Toronto, Canada, currently having approximately C$90 million in assets under management. Guardian manages the Canadian Protected Fund, the Protected American Fund and the First America Fund. It uses a proprietary ITM market timing model owned by Bearhill Limited, Inc., another subsidiary of the Company.

         (3)  CREDIFINANCE CAPITAL, INC.

         Credifinance Capital, Inc. is an investment corporation located in Toronto, Canada. The business activities of this subsidiary corporation are limited to proprietary security investing using its own capital resources.

         (4)  BEARHILL LIMITED, INC.

         Bearhill Limited, Inc. ("Bearhill") is an investment management firm located in Toronto, Canada. Bearhill now manages the Rexmore Fund which invests primarily in U.S. equity mutual funds and offers management services in the international market place.

         On September 9, 1994 Bearhill entered into an ITM SOFTWARE DEVELOPMENT AGREEMENT with Guardian Timing Services, Inc. ("Guardian"). This Agreement acknowledged that Bearhill owns the proprietary rights to certain computer software known as ITM Software, which is a computer software program which is used to generate buy and sell signals with respect to any stock market monitored. The parties entered into the above-referenced agreement because Bearhill wishes to market investment advisory services internationally and it requires computer software in order to generate market timing signals. Guardian, in turn, has agreed to perform the development of Release I of the ITM software and the related documentation upon the terms and conditions of the Agreement. See Exhibit 10, page E-35, for details of the ITM Software Development Agreement.

         The forecasting technique used by the ITM market timing model involves general market indicators, interest rates and monetary analysis, market perception indicators, and various statistical data to detect trends. An earlier version of the market timing model predicted the stock market downturn in October, 1987, allowing Guardian clients to get out of the market 10 days prior to the downturn. The model is continually updated and has been credited with successfully avoiding many of the overall market declines in the early part of the 1990s.

         On November 30, 1995 a Letter of Understanding was issued between the Bank of Nova Scotia ("BNS") and Guardian Timing Services, Inc., InterUnion Financial Corporation, Havensight Holdings Corp. And Bearhill Limited, Inc. This Letter of Understanding was issued as a condition precedent to the execution of an Investment Management Agreement pursuant to which BNS will retain the services of Guardian Timing Services, Inc. with regard to the management of an investment portfolio with a minimum size of $10,000,000 (Canadian).

         The material terms of the Letter of Understanding may be outlined as follows:

         a. As a consideration of BNS entering into the Investment Management Agreement, Bearhill (the owner of the ITM software) grants to the BNS an irrevocable option to acquire the ITM. If the BNS elects to exercise its option, BNS shall acquire 100% of the Class B shares of Bearhill (the Class B shares shall represent 30% of the equity of Bearhill) for $750,000 and shall enter into an agreement to acquire the ITM for $30 million. This acquisition price of $30 million shall be financed by $10 million in cash and a $20 million 15-year non-recourse promissory note, with principal payable at the end of the term. The option is renewable for a 3-year indefinite term at the discretion of BNS, subject to the payment of an option fee annually (in advance) commencing on January 1, 1996. The option fee for calendar 1996 is $25,000; the fee for calendar 1997 is $50,000 and the option fee for calendar 1998 is $75,000.

         b. Even if the option is exercised, Guardian Timing Services, Inc.
(GTS) is to retain the right (if J.P. Fruchet is in its employment) to be provided with the market signals generated by the ITM at no cost, provided that no more than $20 million of assets (or a larger amount as may be managed when notice to exercise the option is given) are managed using the ITM signals.

         c. If the option is exercised, Bearhill is to use the $750,000 obtained for the Class B shares as working capital. The $10 million paid in cash shall be divided with $1.6 million going to a trust account and $8.4 million invested in Class 1 shares of the Nirvana Fund. All principal payments under the note are to be invested in Class 1 shares.

         d. Bearhill is to pay BNS for use of the timing signals generated by the ITM (exercise of the option) 155 of its gross revenue as a fee. If this fee is not sufficient to satisfy BNS's interest obligations under the note, any deficiency shall be satisfied by Bearhill.

         e. The only shares of Bearhill outstanding as of the date of this Letter of Understanding are Class A shares, now representing 100% of the equity of Bearhill, held currently by InterUnion.

                  NOTE: The Letter of Understanding at Page E-55 incorrectly states that the Class A shares are held equally by InterUnion and Havensight. Actually, this equal ownership will occur such time as the ITM software owned by Bearhill is to be sold to any party. This Letter of Understanding contemplates that such a sale is to occur. For a further explanation, see the Agreement starting at page E-76.

         f. If the Class B shares are issued upon the exercise of the option by BNS, the Class B shares shall receive 80% of all dividends paid by Bearhill until BNS has received $20 million, after which time the Class A and Class B shareholders are too share equally.

         g. Havensight and InterUnion each grant to BNS an immediate option to acquire their respective Class A shares at a price equal to 90% of the book value, upon the occurrence of one or more of the following events:

         I.       the Note is satisfied in full prior to its maturity,

         ii. the Class B shareholders have received an aggregate of $25,000,000 in dividends from Bearhill,

         iii. Bearhill defaults on any of its obligations to BNS, becomes insolvent or commits an act of bankruptcy, or

         iv. the Nirvana Fund under performs (meaning that the Fund's return averages less than 10% per annum compounded annually over any 36-month period).

         The Letter of Understanding, including Schedule A, is included herein as Exhibit 10(ii), commencing at page E-53.

         Subsequent to the execution of the above-referenced Letter of Understanding, on December 20, 1995 an Investment Management Agreement was issued between Guardian and BNS.

         This Agreement formally appoints Guardian as the investment manager of an investment portfolio with an initial value of $10 million (Canadian). Guardian is to use the market timing signals generated by the software developed by Bearhill known as the "ITM Software" in handling the investment decision of the investment decisions of the investment portfolio. The Agreement is to continue until either party gives at least 30 days written notice of termination.

         Under the provisions of Schedule A, Guardian is to receive a management fee of 1/2 of one percent per month of the net asset value of the Portfolio determined at the end of each month and payable quarterly. There may be a bonus payable to Guardian annually determined under the more restrictive of two calculations, as specifically provided in Paragraph 4 of Schedule A of the said Agreement. Schedule A provides that the minimum fee and bonus to be paid Guardian under the Agreement is $50,000 (Canadian).

         The Investment Management Agreement, including Schedule A and a statement of the investment objectives and guidelines under the Guardian Timing Services portfolio, is included herein as Exhibit 10(iii) commencing at page E-58.

         Subsequent to the acquisition of Bearhill by InterUnion (as the result of the purchase of all outstanding stock of Bearhill which was owned by Havensight Holdings, Ltd.), on January 19, 1995 an Agreement was executed between Havensight and InterUnion providing that if InterUnion should have an agreement for the sale of the ITM software owned by Bearhill, Havensight will have the right to buy one-half of the Bearhill stock for a nominal consideration ($1.00). This Agreement is included herein as Exhibit 10(iv) starting at Page E-76.


         (5)  REEVE, MACKAY & ASSOCIATES LIMITED

         Reeve, Mackay & Associates Limited ("Reeve, Mackay") commenced business operations in July, 1995 as a Canadian auction house. Reeve, Mackay held auctions in 1995 on a monthly basis, which has increased, due to its successful sales, to two monthly with a continuing goal of holding four auctions monthly. In the first nine months of operation, Reeve, Mackay generated revenues of C$1.6 million.

         As a result of its sales and a considerable amount of media attention in the form of numerous unsolicited articles in the major Canadian press, Reeve, Mackay has reached an agreement with two of the largest international auction houses (Christie's and Phillips) whereby these companies have agreed to recommend it as the Canadian auctioneers for the portion of the Canadian estates that they will not sell in New York or London.

         COMPETITION

         The search for potentially profitable investments is intensely competitive. A list of actual and potential competitors would include the multinational banks, regional banks, thrift institutions, investment banks, brokerage firms, finance and leasing companies, merchant banks, venture capitalists and other financial service companies. The Company may be at a disadvantage when competing with firms with substantially greater financial and management resources and capabilities than the Company.

         The issue of competition also directly impacts the subsidiary companies owned by InterUnion Financial Corporation. Credifinance Securities, Ltd. concentrates on providing underwritings for small and medium-sized technology-intensive companies. Credifinance must compete with underwriting companies in Canada that are superior in asset strength and personnel staff. Guardian Timing Services, Inc. and Bearhill Limited, Inc. both operate as managers of funds. A decline in their investment performance could cause the loss of these essential accounts. And if the ITM market timing model used by both of these companies should not show an accurate forecast the companies could lose the managed accounts to larger investment management firms. Finally, the auction company of Reeve, Mackay & Associates Limited must directly compete for accounts with larger internationally recognized companies such as Christie's and Phillips. There is certainly no assurance that Reeve, Mackay can continue to attract substantial accounts for auction.


         GROWTH STRATEGY

         The growth strategy consists of two complimentary components:

            . Investing in the existing portfolio of financial services companies; and acquiring, when the appropriate opportunities arise, major positions in well-managed banks, thrifts, brokerage houses, investment banks and other financial services companies (e.g. leasing, insurance) positioned in niche markets in key international money centers; and

            . Expansion of bridge financing and investment banking activities.

         Entry into the U.S. market is the next step in the Company's long-term strategy to take major positions in investment banks, brokerage houses, insurance companies, and other financial services companies around the world. The Company is positioning itself to take advantage of opportunities. There is no pressure to make an acquisition at any time or at any cost.

         But any acquisition will represent the second phase in the Company's growth strategy. The first phase involves building up the existing operations to more completely utilize the existing resources and to capitalize on each unit's competitive strengths. For example, the Montreal office of Credifinance Securities has been expanded and is fully bilingual, staffed by French Canadians to better serve Quebec institutions. The corporate finance capabilities of Credifinance will continue to be expanded to fully utilize the unit's research and corporate finance capabilities and trading networks. Additional capital will enable InterUnion to participate in more bridge financing opportunities that in turn, will provide more corporate finance work for Credifinance; and will permit Credifinance to increase its block trading activity.

         Bearhill will launch a new fund in 1996 and Guardian will continue to expand the assets under its management by actively engaging in marketing for the first time in its history. A new fund may be established for U.S. investors.

         A retail brokerage operation may be established in Canada to take advantage of the client lists provided by Reeve, Mackay and the investment products created by Guardian. InterUnion Financial Corporation also may create an investment banking presence in the United States by expanding Credifinance into this market and/or by following up on negotiations with individuals who are part of the Company's international network. Credifinance may expand into the United States in order to provide better service for Canadian corporations which increasingly are being listed on NASDAQ. On the other hand, if the latter partnership is created, this new division will provide research on markets and industries in the European Union and emerging markets in Europe and Asia, and trading services for U.S. clients in European and emerging markets equities and fixed income. This unit also will develop, over time, a corporate finance capability that will match European investment opportunities with U.S. investors.

         A high priority has been assigned to acquiring hard assets, in the form of a bank, savings and loan company or insurance company, in order to add stability to revenues, provide access to new sources of capital and open new distribution channels. Moreover, these types of financial institutions will permit IFC to offer the companies, which it will advise and assist, a complete range of loan options. In addition, IFC will continue to search for and invest in financial services companies with talented partners and employees, predictable cash flows, low break evens and low marginal costs that are complementary with the Company's existing divisions. The Company will pay for the current cash flow with stock equity and share the incremental increase in cash flow with the owners/managers of the companies.

         GOVERNMENT REGULATION

         The operating activities of InterUnion Financial Corporation are not subject to governmental regulatory agencies. Likewise, the Canadian investment management companies of Guardian Timing Services and Bearhill Limited are not subject to direct government regulation in Canada.

         Credifinance Securities, Ltd. is a member of the Investment Dealers Association of Canada, the Toronto Stock Exchange, Montreal Exchange and the International Securities Market Association. As such, it is subject to the rules, regulations, and administrative rulings of these entities. However, these regulatory entities are not considered as having any adverse impact on the ability of Credifinance to conduct its underwriting activities.

         The auction firm of Reeve, Mackay is not subject to government regulation under Canadian law.

         InterUnion Financial Corporation considers itself not subject to the Investment Company Act of 1940 (the "Act"). Section 3(a)(3) of the Act defines an "investment company" as "any issuer which . . . owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." "Investment securities" are defined for purposes of this section as "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which are not investment companies."

         The Company is not an investment company because it will invest no more than 40% of its total assets (excluding government securities and cash items), on an unconsolidated basis, in "investment securities" as defined in the Act. The Company considers its primary business to be engaging in non-investment company businesses through majority owned companies.

         EMPLOYEES

         The employees of the Company and its subsidiaries are all full-time employees. The total number of such employees is listed below:

       InterUnion Financial Corporation ...............................................................       3

       Credifinance Securities, Ltd. ..................................................................      30

       Bearhill Limited ...............................................................................       1

       Guardian Timing Services .......................................................................       2

       Reeve, Mackay & Associates Limited .............................................................      14
                                                                                                             --

                Total Employees .......................................................................      50



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


(a)      OVERVIEW

         InterUnion Financial Corporation (the "Company") was incorporated on February 7, 1994. The underlying operational strategy of the Company is to acquire at least an 80% interest in operating companies primarily of a financial nature on the basis of an exchange of stock, with certain additional incentives (such as stock warrants) depending upon the particular company to be acquired, and to actively participate in the management of these companies. Accordingly, the Company has acquired the following operating subsidiary corporations as outlined below:

           Corporation Acquired                        Nature of the Company               Date Acquired
           --------------------                        ---------------------               -------------
           Bearhill Limited                            Investment Management                  1-18-95
           Guardian Timing Services, Inc.              Investment Management                  1-18-95
           Credifinance Capital Inc.                   Investment Company                     3-20-95
           Credifinance Securities Limited             Investment Bank                        3-20-95
           Rosedale Realty Corporation                 Real Estate Sales                      3-20-95
           Reeve, Mackay & Associates Ltd.             Auction Sales                          5-15-95


         Note: All of the above-listed subsidiaries are active, with the exception of Rosedale Realty Corporation which was disposed of by the Company pursuant to an assignment in bankruptcy in 1996.

         Because of the nature of the Company as a holding company, it was to be expected that no revenues would be initially realized after the date the Company commenced business operations. All funding to the Company from its inception to the date of its first subsidiary acquisition was derived from a series of private (non-registered) sales of stock under Regulation D as promulgated by the United States Securities and Exchange Commission.

         The Company commenced its revenues stream with its first acquisitions on January 18, 1995. The following table shows the gross revenue from its subsidiaries for the completed years of 1995 and 1996 and a projection of income for fiscal 1997. The table also includes gross revenues generated by InterUnion, itself. The table does not include revenue from Rosedale Realty Corporation due to its termination in 1996.

           Company                                   FY 1995          FY 1996           FY 1997
           -------                                   -------          -------           -------
           Bearhill                                      -0-           30,751            45,000
           Guardian Timing                            63,240          355,904           380,000
           Reeve, Mackay                                 -0-        1,636,637         3,200,000
           Credifinance Capital                          -0-           66,020            75,000
           Credifinance Securities                 3,959,558        4,493,426         3,500,000
           InterUnion                                  5,270          911,094           500,000

         The projection for fiscal 1997 is based on actual results for the first three quarters of that fiscal year, commencing on April 1, 1996 and ending December 31, 1996, and projected results for the last quarter of fiscal 1997 based primarily on work in progress of the various listed companies at the commencement of the last quarter on January 1, 1997 and carried to a projected result at the end of the quarter on March 31, 1997. In addition, the fiscal 1997 projection is based upon the factors pertaining to the various companies as discussed below.

         NOTE: The projection for fiscal 1997 (covering the last quarter of that fiscal year only, as noted above) is based upon the opinion of management which assumes certain results. While presented with numerical specificity the assumptions leading to the projection may not be realized and are subject to significant business and economic uncertainties which are beyond the control of the Company. Consequently, the projection for fiscal 1997 should not be regarded as a representation by the Company that the projected results will, in fact, be achieved.

         Bearhill, Limited is an investment management firm whose primary account is the Rexmore Fund. Although management revenue from Bearhill is not anticipated to show material increases in the future, a steady increase in revenues is expected based upon management's performance. However, the primary asset of Bearhill remains its ownership of a computer software program, ITM Software. If the Bank of Nova Scotia exercises an option to purchase the ITM Software (see Exhibit 10(ii) at page E-55) this could produce major revenue for the Company. If the option is not exercised Bearhill will not be adversely affected nor will the Company.

         Guardian Timing Services, Inc. is an investment management firm. The reason for increase in revenues from $63,240 in fiscal 1995 to $355,904 in fiscal 1996 is due primarily to the fact that income from Guardian is included in fiscal 1995 for only 3 months. In addition, assets under management for Guardian have risen from CDN$20 million in fiscal 1995 to CDN$80 million in fiscal 1996. Management expects a continued steady increase in management revenue.

         Reeve, Mackay & Associates, Ltd. is an auction house that came into existence in fiscal 1996. The anticipated increase in revenues to $3,200,000 for fiscal year 1997 from $1,636,637 in fiscal 1996 is due to the fact that Reeve, Mackay only operated for 7 months in fiscal 1996. For fiscal year 1997 this company will be fully operational in staff and management feels that the projected result should be achieved.

         Credifinance Capital Inc. primarily invests its own capital resources. There is no reason to expect any consequential change in attained and projected revenues.

         Credifinance Securities, Ltd. is an investment bank. The projected revenues for fiscal year 1997 are approximately 22% lower than attained revenues in fiscal 1996. This loss is attributed directly to a major disruption in personnel resulting in the resignation of the President and a loss of several sales representatives on the institutional desk. It has taken Credifinance several months to replace its losses with experienced representatives. Management expects revenues to return to the $4 million level by the end of fiscal 1998.

         InterUnion Financial Corporation shows a projected decrease in revenues from $911,904 in fiscal to $500,000 for fiscal 1997, a decrease of approximately 45%. InterUnion derives its own revenues from primarily from bridge financing and the projected decrease is based on a decline in providing this financing.

         Although the Company did secure certain bridge financing in the first half of fiscal 1997, in the latter portion of the fiscal year it became heavily involved in financial negotiations with two corporations:

1. New Researches corporation is a Geneva based company whose primary asset is ownership of approximately 3.2 million shares and 200,000 warrants of Genesis Microchip, Inc., a Canadian corporation.

       In early 1990, a decision was made to re-structure Genesis as a "fabless" semiconductor company emphasizing engineering intensive and video/image DSP oriented integrated circuits (ICs). At the same time, the ASIC design business continued to grow. Genesis began investing heavily in research and development in order to bring to market a number of Ics aimed at providing new capabilities to the emerging multimedia / video networking / video editing / projection system / high end display markets as well as the existing video/image markets in the medical, industrial, broadcast, compression and commercial image processing fields.

       Genesis is positioned to become an important supplier of leading edge video/ image resizing, de-interlacing and related video DSP Ics. With the introduction of its GENESIS SCALING and GENESIS VIDEO LINE DOUBLING series of Ics, board-level reference design and software solutions, Genesis has entered the next state of its corporate development as a volume IC supplier, with almost all of its revenues coming from the sale of IC product.

       Audited financial statements of Genesis, dated May 31, 1996, indicated revenue increases from Cdn $388,000 in FY 1995 to Cdn $1,892,000 in FY 1996. According to data released by Genesis, revenues are expected to grow rapidly as the Company moves from the sampling and preproduction states to volume shipments of its digital video/image processing Ics. The Company anticipates that revenues will be in the $4-6 million range in fiscal 1997.

       Genesis anticipates that it will file a public registration within the next 12 months.

       After extensive negotiation, InterUnion entered into a Letter of Understanding with New Researches corporation et al. as of September 26, 1996 which granted to InterUnion an irrevocable option to acquire 3,216,667 common shares and 200,000 common share purchase warrants of Genesis Microchip, Inc. The terms of this option may be summarized as follows:

       a.    InterUnion paid $80,000 (US) to the Vendors for the option rights.

       b.    The option has an expiration date of December 15, 1997.

       c. If the option is exercised, InterUnion shall pay to the Vendors the sum of $2 million (US) and upon sales of the Genesis stock, InterUnion is to pay to the Vendors 80% of the proceeds of such sales in excess of Cdn $1.00 per share.

       d. If the Vendors receive a bona fide offer from a third party to purchase the New Researches shares, InterUnion shall then have the right to counter the offer or exercise its option. The Letter of Understanding is included herein as Exhibit 10(v) at page E-78.

2. Receptagen, Ltd. Is a Canadian public corporation involved in biotechnology (drug discovery and development) and the sales of its products. InterUnion has entered into an agreement (subject to the approval by creditors of Receptagen) to provide a secured bridge loan to that company exchangeable into a convertible debenture. Also, the Company will trade creditors of that company its common stock in exchange for their debt and then plan to convert the debt into shares of Receptagen.

       An agreement between InterUnion and Receptagen was executed as a Letter Agreement on January 14, 1997 and may be summarized as follows:

       a.    The recapitalization of Receptagen will be done in three stages.

       b. In stage one the trade creditors will exchange their debt of approximately Cdn $7 million for shares of stock of InterUnion. The creditors will received Cdn $0.10 per Cdn $1.00 in InterUnion shares, amounting to approximately 105,000 shares. InterUnion will then receive units of Receptagen at Cdn $0.07 per unit, the amount of which depends upon the settlement amount with the creditors. Each unit consists of one common share and one non-transferable common share purchase warrant.

       c. The second stage involves a bridge loan from InterUnion of Cdn $300,000 to maintain the Company's operations until the proceeds from the proposed Special Warrants Offering are released to the Company. Cdn $100,000 is available to the Company as of February 7, 1997. The bridge loan is secured by a security agreement, granting security in patents and patent rights, and is convertible into units at Cdn $0.105 per unit for a period of five years. Each unit consists of common shares and common share purchase warrants of Receptagen Ltd. Pursuant to a secured convertible debenture.

       d. The third stage involves an agreement between Receptagen ltd. and Credifinance Securities Limited, a Canadian investment dealer based in Toronto with seats on both the Montreal and Toronto Stock Exchanges, and a wholly-owned subsidiary of Credifinance Capital Inc., for a $2,500,000 Special Warrants Offering priced at Cdn $0.116 per Special Warrant. The expected closing date for this Offering is on or about May
             23, 1997.

             The letter Agreement is included herein, as Exhibit 10(vi), starting at page E-81.

         In the event that InterUnion should decide to exercise its option to purchase the stock of New Researches Corporation, it will obtain the necessary cash by a private placement offering of its stock under Rule 506. However, if Central Investment Trust, acting for RIF Capital, is agreeable, this acquisition may be achieved by the issuance of a promissory note to the vendor and the issuance of InterUnion stock.

         In the event that InterUnion proceeds with the recapitalization of Receptagen as contemplated, the funding will be achieved as set forth in the Letter Agreement, i.e., the payment of cash for bridge financing as is available internally, and the issuance of stock to the creditors.

         There is no assurance that the Company will find acceptable companies for bridge financing in the future and there is no method of forecasting this probability except on a historical basis.

         Cost of Revenues

         The principal elements comprising costs of revenues are: Commissions paid out, Salaries paid to research analysis and auction specialists and Salaries paid to auction floor personnel. In general, non administrative personnel within InterUnion are remunerated solely on performance, as this permits the Company to keep overhead to a minimum and to have a high correlation between its revenues and its labor costs, as InterUnion and its subsidiaries are extremely labor extensive. The only exception to this remuneration policy is Reeve, Mackay, were the salaries are fixed but the marketing and research expense can fluctuate with the size of the auction. Therefore, commissions paid out and marketing expenses are the most important expense and generally rises and falls along with revenues of the related auction.

         Across all of the companies subsidiaries, the contribution margin is 36.1% in 1996 versus 33.4% in 1995. The increase in margin is primarily explained by the increase in new financing that Credifinance Securities has completed as the margins are healthier in this type of agency activity versus the traditional commissions earned when trading via an exchange. The Company can expect to maintain these margins due to the growth in revenue that is mentioned above and because it does not expect any change in commission payouts.

         Interest Income Net of Expenses

         The Company's only debt that causes a revenue or an expense arises from its broker/dealer operation and from funds borrowed on a short term for its trading activity. This amount is not expected to be significant with respect to revenues on a yearly basis nor on a quarterly basis.

         Discontinued Operations

         The Company acquired Rosedale Realty Corporation in March 1995. Rosedale recorded operating losses of $94,253 and $184,845 in 1996 and 1995 respectively. As a result of these losses and further analysis, Management felt that the prospect of future profit was not sufficient for Rosedale to be retained as a subsidiary. Therefore, fiscal 1996 will be the last year in which the income statement will carry any item regarding Rosedale, as the Company disposed of it by way of an assignment in bankruptcy.

         Exposure to International Operations

         Although all of the Company's revenues are generated from North America, less then 15% is derived from the United States; the balance is primarily earned in Canada. Therefore, a small foreign exchange risk does exist. Do to the size of the risk and that each company within the InterUnion Group operates independily of each other, the Company does not purchase any derivative products to offset this risk. In addition, the Company considers North America as its domestic market.

         Seasonalty

         The Company's only activity which is seasonal is the auction business. Reeve, Mackay's high season is from October to April, with the two extremities being themselves the highs. The period from June to September is the period that the auction industry generally collects its inventory of consignments that are to be offered to the public during the next season.


(b)      RESULTS OF OPERATIONS

         Third Quarter of Fiscal Year 1997 Compared to Third Quarter of Fiscal Year 1996

         (1) Overview

         During the third quarter of fiscal 1997, InterUnion reported consolidated revenue of US $2.55 million versus $1.46 million a year earlier. Commission and fee revenues were $1.29 million versus $1.46 million a year earlier, or a decrease of just over 11.6%. Sales from Reeve, Mackay, the Company auction subsidiary, represented the balance in 1996. They are no comparative figures from Reeve, Mackay for the nine months of fiscal 1996 as it was created midway through that fiscal year and revenues and expenses for the first fiscal year were capitalized and are being charged to earnings over five years.

         Revenues for the nine months to December 1996 were $5,875,969 versus $4,073,449, an increase of 44.3%.

         InterUnion's revenue growth and financial overview (figures in 000's except per share data):

                                             3 mo ended        3 mo ended       9 mo ended        9 mo ended
                                               Dec-96            Dec-95           Dec-96            Dec-95
          Commission Income                     1,144               763            3,444             2,920
          Sales                                 1,256                              1,966
          Fee Revenue                             149               697              466             1,153

          Total Revenues                        2,549             1,460            5,876             4,073
          Cost of Goods Sold                    1,256                              1,966
          Net Revenues (i)                      1,293             1,460            3,910             4,073
          Net Profit (Loss)                      (278)             (100)            (347)              172
          EPS - Operations                      (0.34)            (0.21)            0.43             (0.26)
          EPS                                   (0.34)            (0.21)            0.43              0.35
          Common Share, #                     969,714           566,572          969,714           566,572
          Working Capital                       1,023               419            1,023               419
          Cash Flow                              (194)              (72)            (100)              (74)
          Shareholders Equity                   4,496             3,782            4,140             3,782
          Book Value Per Share                   4.64              6.68             4.64              6.68



         (i) This amount is equal to Total Revenues under U.S. GAAP. In fiscal year 1996, Total Revenues, under U.S. GAAP would have been $6,169,578.

         (2) Net Revenues

         During the third quarter of fiscal 1997, InterUnion reported consolidated revenue of US $2.55 million versus $1.46 million a year earlier. Commission and fee revenues were $1.29 million versus $1.46 million a year earlier, or a decrease of just over 11.6%. Revenues for the nine months to December 1996 were $5,875,969 versus $4,073,449, an increase of 44.3%. However, on the basis of commission and fee revenues alone, the Company's revenues (according to US GAAP) would been reduced to a decrease of 4% to $3.9 million. The decrease is due to the fact that income derived from Credifinance Securities, the Company's Broker/Dealer, was adversely affected when its president and a number of sales people on the institutional desk left to create their own firm. The Company has subsequently replaced these individuals and has successfully completed a number of new financings.

         Third quarter revenues increased from $1.21 million in the second quarter to $1.29 million, for a 26.3% growth rate. This increase is due to the seasonal high that the auction business is exposed to. This season begins in October, otherwise revenue would have been unchanged, as Reeve, Mackay is the Company's only subsidiary that has seasonal swings in revenues.


         (3) Cost of Revenues

         Costs of revenues for the quarter decreased 3.8% to $1.28 million from $1.33 million for the same quarter a year earlier. The decrease in dollars is attributable to the decrease in revenues (according to US GAAP) of 4%, since these costs tend to fluctuate in the same direction as revenues.

         As a percentage of net revenues, costs did increase to 98.7% from 91.3%. The reason for this increase was due to the fact that the goods consigned to the auction house for sales that were held in the third quarter were at a lower commission rate then the published rate. This lower rate was given to attract goods from prominent individuals. Reeve, Mackay's marketing plan is to go after these types of consignors at first in order to receive additional coverage in both the local and national presses, then once it has established a presence, Reeve, Mackay will diminish its aggressiveness concerning this source of goods.

         (4) Net Earnings

         Net loss from operations for the nine months ending December 31,1996 was $346,681 or $0.43 per share versus a loss of $143,533 or $0.26 per share a year earlier. Net loss for the three months ending December 1996 is $278,025 or $0.34 per share versus a loss of $100,197 or $0.21 in 1995. These figures do not include an extra ordinary gain of $409,418 in 1995 on the disposal of Rosedale Realty, nor does it include the operating loss of this unit's discontinued operation of $94,252. The increase in the loss is due to the start-up of a new auction business, Reeve, Mackay. When Reeve, Mackay was launched, management did not anticipate to reach break-even until the third year of operations, fiscal 1998.

         The average number of common shares outstanding for the nine months ending December 31, 1996 is 807,984 versus 490,866 a year earlier. The Company issued additional shares in the form of Regulation "D" during the year in order to finance the cash flow requirements of its subsidiaries.


         Second Quarter of Fiscal Year 1997 Compared to Second Quarter of Fiscal Year 1996

         (1) Overview

         During the second quarter of fiscal 1997 (three months ending September 30, 1996), InterUnion reported consolidated revenues of $1.2 million versus $1.3 million a year earlier.

         Selected financial data from InterUnion's financial statements is (figures in 000's except per share data):


                                            3 mo ended        3 mo ended       6 mo ended        6 mo ended
                                              Sept-96           Sept-95          Sept-96           Sept-95
          Commission Income                       936             1,121            2,300             2,157
          Sales                                   194                                710
          Fee Revenue                              87               222              317               456

          Total Revenues                        1,217             1,343            3,327             2,613
          Cost of Goods Sold                      194
          Net Revenues (i)                      1,023             1,343            3,910             4,073
          Net Profit (Loss)                      (127)              (94)            (347)              172
          EPS - Operations                      (0.10)            (0.20)            0.43             (0.26)
          EPS                                   (0.10)             0.61             0.43              0.35
          Common Share, #                     969,714           531,588          969,714           566,572
          Working Capital                       1,143           534,210            1,023               419
          Cash Flow                                 8               (27)              94               (74)
          Shareholders Equity                   4,773             3,826            4,773             3,826
          Book Value Per Share                   4.92              7.20             4.92              7.20


         (i) This amount is equal to Total Revenues under U.S. GAAP. In fiscal year 1996, Total Revenues, under U.S. GAAP would have been $6,169,578.

         (2) Net Revenues

         During the second quarter of fiscal 1997, InterUnion reported consolidated revenues of $1.2 million versus $1.3 million a year earlier. Commissions and fee revenues were $1.02 million versus $1.35 million a year earlier, for a decrease of 24.4%. Revenues for the six months to September 1996 were $3,327,390 versus $2,613,080, for an increase of 27.3%. If we exclude the sales revenues of Reeve, Mackay revenues, commissions and fees would have been substantially level, showing an increase of just over $4,500.

     The reduction in the revenues for the second quarter is due to the following factors:

         - Credifinance Securities Limited: a number of sales people left the firm to join another.

         - Reeve, Mackay & Associates Limited: there are two high seasons in the auction business: fall (October, November & December) and late spring (May, June). Reeve, Mackay incurred a great portion of the expenses related to important sales in the off season months: moving and storage of goods, marketing of consignments and cataloging.

         (3) Cost of Revenues

         Costs of revenues for the quarter decreased by $310,059, to $929,395 from $1,239,454 for the same period a year earlier. This translates into a 25% reduction. This reduction is in line with the reduction for Commissions and fee revenues discussed above of 24.4%.

         (4) Net Income

         Net loss from operations for the six months ending September 30, 1996 was $70,078 or $0.09 per share versus a loss of $41,009 or $0.07 per share a year earlier. Net loss for the three months ending September 30, 1996 is $127,343 or $0.10 per share versus a loss of $20,098 or $0.03 in 1995. These figures do not include an extra ordinary gain of $409,418 in 1995 on the disposal of Rosedale Realty, nor does it include the operating loss of this unit's discontinued operation of $94,252. The increase in the loss is due to the start-up of a new auction business, Reeve, Mackay. When Reeve, Mackay was launched, management did not anticipate to reach break-even until the third year of operations, fiscal 1998.

         The average number of common shares outstanding for the six months ending September 30, 1996 is 738,129 versus 482,140 a year earlier. The Company issued additional shares in the form of Regulation "D" during the year in order to finance the cash flow requirements of its subsidiaries.


         First Quarter of Fiscal Year 1997 Compared to First Quarter of Fiscal Year 1996

         (1) Overview

         During the first quarter of fiscal 1997 (three months ending June 30, 1996), InterUnion reported consolidated revenues of $2.11 million versus $1,26 a year earlier.

         Selected financial data from InterUnion's financial statements is (figures in 000's except per share data):

                                             3 mo ended         3 mo ended
                                               Jun-96             Jun-95
          Commission Income                     1,365             1,036
          Sales                                   516
          Fee Revenue                             230               223

          Total Revenues                        2,111             1,259
          Cost of Goods Sold                      516
          Net Revenues (i)                      1,595             1,259
          Net Profit (Loss)                        64               (90)
          EPS - Operations                       0.01             (0.05)
          EPS                                    0.01             (0.23)
          Common Share, #                     692,572           431,558
          Working Capital                         653             1,209
          Cash Flow                                94               (49)
          Shareholders' Equity                  4,146             3,659
          Book Value Per Share                   5.99              8.48


         (i) This amount is equal to Total Revenues under U.S. GAAP. In fiscal year 1996, Total Revenues, under U.S. GAAP would have been $6,169,578.

         (2) Net Revenues

         During the first quarter of fiscal 1997, InterUnion reported consolidated revenues of $2.1 million versus $1.256 million a year earlier. Sales by the auction house produced $515,000 in fiscal 1997 with no such income the year earlier. Commissions and fee revenues were $1.59 million versus $1.26 a year earlier for an increase of $335,563 or 26.7%. The opening of the auction house helped generate $128,000 of this variance, while the balance was due to revenues from Credifinance Securities. This increase did not continue into the second quarter, as Credifinance Securities had to replace a number of its sales personnel from its institutional desk when they left mid way through the second half of the first quarter, in order to join their previous president who started a new company.

         (3) Cost of Revenues

         Costs of revenues for the quarter increased by $233,304 or 21.9% to $1,283,005 from $1,052,701. This increase is in line with the increase for Commissions and fee revenues discussed above of 26.7%.

         (4) Net Income

         Net profits from operations for the three months ending June 30, 1996 was $63,798 or $0.01 per share versus a loss of $90,002 or $0.05 per share a year earlier. These figures do not include the operating loss of Rosedale's discontinued operation of $75,000. The profit attained in the first quarter is due to the fact that Credifinance Securities was able to generate a higher level of commission and fee revenue then a year earlier.

     The average number of common shares outstanding for the six months ending June 30, 1996 is 692,572 versus 419,400 a year earlier. The Company issued additional shares in the form of Regulation "D" during the year in order to finance the cash flow requirements of its subsidiaries.

         Fiscal Year 1996 Compared to Fiscal Year 1995

         (1) Overview

         In fiscal 1996 revenues increased by over $1.8 million(or 45.4%) over fiscal year 1995. For the year, costs of revenues as a percentage of sales decreased to 63.9% from 66.6%. However, fixed overhead and non cash expenses increased to the point where profits from operations actually dropped 64.3% to $14,631 from $40,966. The Company overall reported a Net Income of $301,566 in 1996 versus a loss of $134,438 due to the gain on disposition of Rosedale Realty. Excluding this extra-ordinary gain, the Company's earnings per share from continuing operations was $0.03 versus $0.26 a year earlier.

         (2) Revenues

         Revenues increased by over $1.8 million (or 45.4%) over fiscal year 1995 (from $4,028,067 to $5,857,196). The majority of the increase came from the activities of InterUnion itself, as it had almost $1 million in revenues on its own in 1996 versus only interest income of $5,270 a year earlier. In addition, Guardian Timing's contribution to the Company increased to $355,904 from $63,240. Without these two revenue sources, InterUnion's growth in revenue would have been just 13.2%.

         (3) Cost of Revenues

         Costs of revenues for the year increased by $1,806,077 or 57.1% to $5,857,196 from $4,028,068. This increase is greater then the increase for Commissions and fee revenues discussed above of 45.4%. The cause for the increase is due to an increase in salaries paid out in our administrative personnel. The Company hired additional staff in anticipation of the increasing business that the bull market was providing. The hiring was done in advance of the business in order to be prepared for the higher volume.

         (4) Net Income

         Net profits from operations for the year was $14,631 or $0.03 per share versus $40,966 or $0.26 per share a year earlier. The average number of common shares outstanding for the year ending March 31, 1996 is 501,335 versus 157,531 a year earlier. These figures do not include an extra ordinary gain of $409,418 in 1995 on the disposal of Rosedale Realty, nor does it include the operating loss of this discontinued operation of $94,252.

(c)      LIQUIDITY AND CAPITAL RESOURCES

         The Company does not have any long term debt. In order to meet its growth plans and any operating cash requirement the Company's current policy is to issue additional capital stock. To date the Company has done this either through the issuance of Confidential Private Placement Offerings under Regulation "D" or Regulation "S". The following are details of these private placements:

                      Date                # of Shares          Amount         Type
                   April 1994                  2,500           10,000      Regulation "D"
                    May 1994                   5,000           20,000      Regulation "D"
                    July 1994                 11,250           35,000      Regulation "D"
                   August 1994                43,511           87,022      Regulation "D"
                  October 1994                 5,000           50,000      Regulation "D"
                   March 1995                 75,000          300,000      Regulation "D"
                    June 1995                 62,500          125,000      Regulation "D"
                  October 1995               100,000          200,000      Regulation "D" & "S"
                   March 1996                160,000          320,000      Regulation "D"
                 September 1996              277,142          759,710      Regulation "D"

         Reeve, Mackay has been in operation for approximately 18 months and InterUnion did not expect its operation to be profitable prior to its third year. Since inception, Reeve Mackay has posted a loss of approximately $750,000, of which $438,000 was during the first year of operation. For the nine months ending December 31, 1997, Reeve Mackay lost over $300,000 versus an anticipated loss of approximately $145,000. During that period, Reeve, Mackay has broken even in just three separate months.

         Reeve, Mackay's sales have been according to schedule, however, their expenses have exceeded pro-forma budgets. Reeve, Mackay was adversely affected due to negotiated commissions on two major collections. The cost of reducing the commission charged to the consignors was required in order to be awarded the mandate of selling the goods on behalf of the consignor. The success of the auctions that presented these collections to the public was instrumental to the Company's objective to gain industry approval as a viable alternative to the competition. Additional costs over-run was due to the larger than expected number of items in each of the autumn auctions which drastically increased the cost of cataloguing and processing. In addition, marketing and advertising expenditures ran over budget.

         The continuous operating problem has caused the company to have a substantial working capital deficit of over $325,000. The Company has managed to date to finance this deficit by deferring the payment on the goods sold on behalf of its consignors and delaying suppliers. To date certain consignors have requested to have their goods returned, however, Reeve, Mackay has been able to replace these consigned goods as the number of active consignors continues to grow. This is demonstrated by the fact that Reeve, Mackay has more collectors' auctions than any other competing auctioneer in Toronto.

         To date, suppliers have not refused to provide services. However, should suppliers and particularly consignors as a group start to withdraw their goods the company's auction subsidiary's ability to operate would be in jeopardy unless the Company agrees to inject the additional cash as required. Currently, Reeve, Mackay's liabilities have not been guaranteed by any other subsidiary within the group nor by InterUnion, itself.

         The auction house management team is currently investigating various strategies to reverse the current trend on the bottom line and the working capital deficit. Should no formal plan be adopted during the fourth quarter, the Company will write down the full amount that it is carrying as start-up costs in the amount of $372,980 under Canadian GAAP. Under U.S. GAAP this amount has already been eliminated from the balance sheet, as it was charged to earnings when incurred.

         Concluding Remarks

         There are no other known trends, events or uncertainties that may have, or are reasonably likely to have, a material impact on the Company's short-term or long-term liquidity.

         In addition, there is no significant income or losses that has risen from the Company's continuing operations that has not been analyzed or discussed above. Nor has there been any material change in any line item that is presented on the financial statements which has also not been discussed above.

ITEM 3.  DESCRIPTION OF PROPERTY

         Neither the Company nor any of its subsidiaries owns real estate.

         The Company and certain of its subsidiaries do have leasehold interests in real estate as shown below.



Lessee &
Location of                                Gross Area                                Annual Rent
Premises                                   (S. Ft.)           Term                   (Per S. Ft.)
-------------------------------------------------------------------------------------------------------
Credifinance Securities, Ltd.
Suite 3303
130 Adelaide Street W                       3,310            Feb. 92-Jan. 97           $16.00
Toronto, Ontario                                             Feb. 97-Jan. 02           $22.00

Credifinance Securities, Ltd.
Suite 3304
130 Adelaide Street W                         927            Feb. 93-Jan. 97           $12.00
Toronto, Ontario                                             Jul. 97-Jan. 02           $15.00

Credifinance Securities, Ltd.
Suite 1580
1501 McGill College Ave.
Montreal, Quebec                            1,386            Jun. 92-Jan. 98           $16.00

Reeve, MacKay &
Associates, Ltd.
Suite 400
163 Queen St. E
Toronto, Ontario                            3,375            Jul. 96-Jun. 97           $ 5.00

Reeve, MacKay &
Associates, Ltd.
Suite 102
163 Queen St. E
Toronto, Ontario                            2,053            Jul. 96-Jun. 97           $ 3.00

InterUnion Financial Corp.
Suite 301
249 Royal Palm Way
Palm Beach, Florida                         1,000            Mar. 96-Feb. 97           US$365 per month


ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to InterUnion Financial Corporation, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities.


Title            Name and Address                            Amount and Nature                Percent
of Class         of Beneficial Owner                         of Beneficial Owner              of Class
------------------------------------------------------------------------------------------------------------------------
Common           RIF Capital Inc,(1)                            354,121                        51.13%
                 Price Waterhouse Centre
                 PO Box 634C
                 St. Michael, Barbados, WI

Common           Capital Securities & Credit Corp.               52,144                         7.53%
                 114 Belmont Street
                 Toronto, Ontario, Canada M5R 1P8

Common           Finance Research Development                    50,500                         7.29%
                 (FRD) Trust
                 Icaza, Ruiz-Gonzalez & Alemen
                 Vanterpool Plaza, 2nd Floor
                 Wickhams Cay, PO Box 873
                 Road Town, Tortola, BVI

Common           Financiera Hispano-Suiza, SA                    50,050                         7.23%
                 10 Rue Pierre-Fatio
                 Geneva, Switzerland  CH1204

                 TOTAL                                          506,815                        73.18%
                                                              =========                       =======

Preferred A      RIF Capital Inc.                             1,500,000                       100.00%
                 Price Waterhouse Centre
                 PO Box 634C
                 St. Michael, Barbados, WI





____________________

        (1) RIF Capital Inc. is a wholly-owned subsidiary of Equibank Inc. which is wholly-owned by Central Investment Trust. Georges Benarroch is the sole protector of Central Investment Trust and is not a beneficiary of the Trust nor its subsidiaries.

        (2) The principal and 100% beneficial owner of Capital Securities and Credit Corp. is Mrs. S. Benarroch, 68 Rue Spontini, 75116 Paris, France.

        (3) The principal and 100% beneficial owner of Finance Research Development Trust is Mr. G. Serfati, Cogeser S.A.R.L., 11 bis Ave de Versaile, 75116 Paris, France.

        (4) The principal and 100% beneficial owner of Franciera Hispano-Suiza, SA is Mrs. N. Balloul, 21 rue Curial, 75019.

        (5) Mrs. S. Benarroch is the mother of Georges Benarroch. The 354,121 shares as listed for RIF Capital, Inc. do not include the 52,144 shares owned by Capital Securities & Credit Corp. Mr. Benarroch disclaims ownership of the 52,144 shares, directly or indirectly.

(b)      SECURITY OWNERSHIP OF MANAGEMENT

         The following information lists, as to each class, equity securities beneficially owned by all directors and nominees, and of the directors and nominees of the issuer, as a group.



Title            Name and Address                            Amount and Nature                Percent
of Class         of Beneficial Owner                         of Beneficial Owner              of Class
------------------------------------------------------------------------------------------------------------------------
Common           Georges Benarroch                             354,121                         51.13%
                 Suite 3303                                    Trustee (voting
                 130 Adelaide Street                           power) of Central
                 Toronto, Ontario                              Investment Trust
                 Canada, M5H 3P5


Preferred A      Georges Benarroch                             1,500,000                      100.00%
                 Suite 3303                                    Trustee (voting
                 130 Adelaide Street                           power) of Central
                 Toronto, Ontario                              Investment Trust
                 Canada, M5H 3P5


Common           Directors and                                 354,121                         51.13%
                 Executive Officers
                 as a group
                 (1 person)


Preferred A      Directors and                                 1,500,000                      100.00%
                 Executive Officers
                 as a group
                 (1 Person)



NOTE TO (A) AND (B): As to the beneficial owner(s) of the securities listed above in (a) and (b), no such owner has any right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, rights, conversion privileges or similar obligations.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                 AND CONTROL PERSONS


(a)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS



Name, Municipality
of Residence                      Age            Length of Service
----------------------------------------------------------------------------
Georges Benarroch                 49             Appointed as President and
Toronto, Ontario                                 Chairman of the Board,
Canada                                           March 21, 1994


T. Jack Gary, III                 55             Appointed as Secretary
West Palm Beach, Florida                         January 30, 1995


Ann Glover                        46             Appointed to Board
Toronto, Ontario                                 of Directors
Canada                                           February 17, 1995


Jacques Meyer de Stadelhofen      48             Appointed to Board
Geneva, Switzerland                              of Directors
                                                 December 16, 1994


Karen Lynn Bolens                 49             Appointed to Board
Geneva, Switzerland                              of Directors
                                                 December 16, 1994


         GEORGES BENARROCH is the President, Chief Executive Officer and Chief Financial Officer of the Company. He is also the President, Chief Executive Officer, and Chairman of the Board of Credifinance Securities, Ltd., Credifinance Capital, Inc. and Reeve, Mackay & Associates, Ltd. -- all wholly-owned subsidiaries of the Company. He is also the president of Equibank.

         Since 1977, Mr. Benarroch has held the position of officer and partner/director with various investment firms and private/public companies in the United States, Canada and Europe. He has been a senior partner and/or seat holder of a member firm of the Toronto Stock Exchange since 1982. His experience covers Euro-financings, venture capital, mining and high tech financings and bridge financings. Between 1988 and 1990, he was one of the largest foreign traders of Austrian and Eastern European securities. One of his holding companies, which indirectly is the largest current shareholder of InterUnion, owns or has owned substantial equity interest in financial companies in North America, mining companies in California and technology-oriented, venture capital firms.


         T. JACK GARY, III is the Secretary of the Company. He is also Branch Manager of the West Palm Beach, Florida, office of Raymond James & Associates, a national brokerage firm, having held that position since 1995. He is the President of Crown Financial Advisors, Inc., an investment advisory firm. From April, 1988 to 1992 Mr. Gary was President and Chief Executive Officer of Crown Capital Advisors, Inc., a company registered as an investment advisor with the Securities and Exchange Commission and with the State of Florida under the Florida Securities and Investor Protection Act. From 1992, until his appointment with Raymond James, Mr. Gary served as Chief Executive Officer of Crown Financial and Executive Vice President of Crown Capital Advisors, Inc. Mr. Gary will devote approximately 10% of his time to his duties as Secretary at InterUnion.


         ANN GLOVER serves as a Director of the Company. She is a Director, Secretary/Treasurer, and Chief Operating Officer of Credifinance Securities, Limited a subsidiary of the Company. Ms. Glover has been an employee of Credifinance Securities, Limited since 1991, having held the position of a Director, Secretary/ Treasurer, and Chief Compliance Officer. Ms. Glover will devote approximately 10% of her time to InterUnion as she is also a director and officer of Credifinance Securities Limited.


         JACQUES MEYER DE STADELHOFFEN serves as a Director of the Company. Since 1981 through and including the present time, he has practiced as an attorney, specializing in tax and financial matters for international corporations and charitable organizations. Ms. Stadelhoffen's duties for InterUnion will be limited to her participation at Board Meetings.


         KAREN LYNN BOLENS serves as a Director of the Company. Since 1985 through and including the present time, she has practiced as an associate attorney, specializing in corporate, estate and family law for international clients. Ms. Bolens' duties for InterUnion will be limited to her participation at Board Meetings.

        (1) No director of InterUnion is currently a director of any other reporting company.

        (2) Under Section 1, ARTICLE III, of the By-Laws, the directors serve until the next annual meeting of the stockholders, as prescribed by the Board of Directors, at which time directors are elected by the stockholders. A director shall hold office until his successor is selected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

(a)                            SUMMARY COMPENSATION TABLE


NAME &
PRINCIPAL       FISCAL            OTHER     LONG TERM          ALL OTHER
POSITION        YEAR   SALARY     BONUS     COMPENSATION       COMPENSATION       COMPENSATION
------------------------------------------------------------------------------------------------
Georges
Benarroch,
President       1996   None       None      None               None               None
& CEO           1997   None       None      $50,000*           None               None



*Georges Benarroch was paid $50,000 as compensation for services subsequent to the end of the fiscal year ending March 31, 1996. No other officer was paid compensation. Mr. Benarroch was paid his compensation in the form of cash.



(B)      ALL COMPENSATION COVERED

         The Company's Board of Directors has approved payment of $1,750 for the services of each of its directors for the fiscal year ending March 31, 1997. No payments to Directors have been made as of the date of this registration statement.

         As of the date of this registration statement, the Company has no options, warrants, SARs, long-term incentive plans, pension or profit-sharing plans, insurance plans, medical reimbursement plans, or other compensation plans in any form, direct or indirect, in effect regarding any employees of the Company.

         The Company feels that it does not have to include executive compensation for an executive officer of any subsidiary because under Rule 3b-7 under the Exchange Act (17 CFR 240.3b-7) no executive officer(s) of any subsidiary perform(s) policy making functions for the registrant.

         As of the date of this registration statement, the Company has no agreement or understanding, express or implied, with any officer or director, or any other person regarding employment with the Company or compensation for services.

         Section 14 of ARTICLE III of the By-Laws of InterUnion provides that directors do not receive any stated salary for their services as directors. However, by board resolution, a fixed fee and expenses of attendance may be allowed for each meeting. These limitations do not affect compensation for a person serving as an officer or otherwise for the Company and receiving compensation therefor.

         It should be noted that, other than the $50,000 paid in cash to Georges Benarroch for the 1996 fiscal year, no compensation was set or paid by the directors for fiscal 1996. Further, no annual compensation for directors has been set by the Board for fiscal 1997.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable.


ITEM 8.  DESCRIPTION OF SECURITIES

(A)      COMMON STOCK

         The Company is authorized to issue 100,000,000 (One Hundred Million) shares of common voting stock, each share having one vote, at $.001 par value.

         There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors in cash, in property, or in shares of capital stock.

         Section 102 of the General Corporation Law of Delaware provides that no stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into stock unless, and except to the extent that, such right is expressly granted to him in the certificate of incorporation. The Certificate of Incorporation of InterUnion Financial Corporation contains no provision for preemptive rights.

         The General Corporation Law of Delaware, in Section 214, allows for cumulative voting if so provided in the certificate of incorporation of the Company. The Certificate of Incorporation for InterUnion Financial Corporation contains no provisions for cumulative voting rights.

(B)      PREFERRED STOCK

         (1)    CLASS A PREFERRED STOCK

         The Company is authorized to issue 1,500,000 (One Million Five Hundred Thousand) shares of Class A preferred stock at $.10 par value.

         The Class A preferred stock is voting stock, each share having 100 votes.

         In any given fiscal year in which the directors shall declare a dividend, the holder(s) of Class A preferred stock shall be entitled to a fixed yearly dividend in the percentage amount, which such amount shall be fixed and declared by the directors at the time of issuance of the Class A preferred stock. When such a dividend is declared, the holder(s) of the Class A preferred stock shall receive payment before any dividend shall be paid or set apart on the common stock. The dividends in respect to the Class A preferred stock shall be non-cumulative and shall be non-participating. These shares carry no terms of repayment and have no terms of conversion.

         In the event of dissolution of the Company, the holder(s) of Class A preferred stock shall be entitled to be paid in full the par value of the shares before any amount is to be paid to the holders of common stock or the holders of Class B and C preferred stock.


         (2)    CLASS B PREFERRED STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of Class B preferred stock. The par value of this stock and the yearly dividend in a percentage amount to which the holder(s) of this stock shall be entitled, shall be determined by the directors at the time of first issuance of any such shares. In any given year in which the directors shall declare a dividend, the holder(s) of the Class B preferred stock shall receive payment before any dividend shall be set apart or paid on the common stock.

         The Class B preferred stock is non-voting, non-cumulative and non-participating. These shares carry no terms of repayment and have no terms of conversion.

         In the event of dissolution of the Company, the holder(s) of the Class B preferred stock shall be entitled to be paid in full the par value of the shares before any amount is to be paid to the holders of common stock or the holders of Class C preferred stock.

         (3)    CLASS C PREFERRED STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of Class C preferred stock. The par value of this stock and the yearly dividend in a percentage amount to which the holder(s) of this stock shall be entitled, shall be determined by the directors at the time of first issuance of any such shares. In any given year in which the directors shall declare a dividend, the holder(s) of the Class C preferred stock shall receive payment before any dividend shall be set apart or paid on the common stock.

         The Class C preferred stock is non-voting, non-cumulative and non-participating. These shares carry no terms of repayment.

         The Class C preferred stock is convertible to common voting stock, provided, however, that the exchange ratio on such a conversion shall be subject to the price and terms as decided by the directors, and provided further, that the right of conversion shall be decided by the directors in their sole discretion. In the event, upon a conversion, it shall appear that a fraction of a common share shall be issued, the Company shall pay cash for the pro rata market value of any such fraction, market value being based upon the last sale price for a share of common stock on the business day next prior to the date such fair market value is to be determined.

         In the event of dissolution of the Company, the holder(s) of the Class C preferred stock shall be entitled to be paid in full the par value of the shares before any amount is paid to the holders of common stock.

                                    PART II

ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE
                REGISTRANT'S COMMON EQUITY AND OTHER
                SHAREHOLDER MATTERS

(a)      MARKET INFORMATION

         The issuer's common equity is traded on the OTC Bulletin Board under the symbol: IUFC.

         The high and low sale prices for each quarter within the last two fiscal years and the first quarter of fiscal year 1997 are listed below. Only two quarters are shown for fiscal year 1995 because the stock was not cleared by the NASD for trading until July 27, 1994.


================================================================================

                  Open     High      Low      Close
                 ------   ------    -----     -----
     FY 95 Qtr 3 $52.50   $100.00   $52.50    $80.00
     FY 95 Qtr 4 $80.00   $102.50   $77.50    $80.00
     FY 96 Qtr 1 $80.00   $ 85.00   $32.50    $40.00
     FY 96 Qtr 2 $40.00   $ 50.00   $15.00    $30.00
     FY 96 Qtr 3 $30.00   $ 32.50   $10.63    $21.25
     FY 96 Qtr 4 $21.25   $ 21.25   $ 5.00    $13.75
     FY 97 Qtr 1 $13.75   $ 13.75   $ 5.00


================================================================================


(b)      HOLDERS

         The approximate number of holders of record of each class of common equity is as follows:

================================================================================

                CLASS OF STOCK                  NUMBER OF HOLDERS
                Common                              383
                Class A Preferred                     1
                Class B Preferred                     0
                Class C Preferred                     0

================================================================================

(c)      DIVIDENDS

         The company has never declared or paid dividends on its common stock or its preferred stock. The Board of Directors does not anticipate paying any dividends in the foreseeable future. It intends to retain its distributable earnings, if any, for the expansion and development of its business.


ITEM 2.  LEGAL PROCEEDINGS

         A Statement of Claim was filed in Ontario Court (General Division) on May 31, 1996 against Credifinance Securities, Ltd., InterUnion Financial Corporation, and Georges Benarroch and Ann Glover, as Directors of those defendants. The claim was filed by John Illedge, a former President and Chief Operating Officer of Credifinance.

         The plaintiff is seeking $1,500,000 for loss of remuneration, $697,000 for unpaid wages, severance pay in the amount of $110,000 vacation pay of $150,000, $50,000 in punitive damages, and interest and costs. It is the contention of the plaintiff that he was constructively discharged on March 25, 1996, without notice, and that at the time of his discharge he was entitled to the amounts claimed and that he has not been paid for such items.

         It is the position of the defendants that Mr. Illedge resigned from Credifinance Securities for the purpose of commencing a new business relationship, that there was no constructive dismissal, and there are no monies owing to him for past wages or otherwise as claimed. Further, Mr. Illedge is under investigation by the Investment Dealers Association of Canada as a result of client complaints and other regulator matters where infractions may have occurred. It is the opinion of the defendants and its counsel that the suit filed by Mr. Illedge has no merit in fact. As of this date the lawsuit was not progressed due to technical deficiencies in the Statement of Claim. When appropriate, counsel for the defendants has indicated that it will file a motion to strike the lawsuit for lack of merit.

         The Investment Dealers Association of Canada, which is the self-regulatory body regulating all broker/dealers in Canada did not require InterUnion Financial Corporation or its subsidiary, Credifinance Securities Limited, to provide contingent liability for Mr. Illedge's claims nor disclosure of the details. The Company will not incur liability if the Association determines that the complaints against Mr. Illedge are valid.

         The likelihood of a material effect on the results of operations or liquidity of the Company, or its subsidiaries as a result of the pending litigation is remote.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

(a)      SALES PURSUANT TO REGULATION D

         The following sales were made by the Company within the past three (3) years in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as contained within Regulation D, Rule 504, promulgated by the Securities and Exchange Commission:

===============================================================================


Title of Class         Number Shares          Price per Share        Consideration          Date of Sale
--------------         -------------         ------------------      -------------         --------------
Common                  16,980,000           .00145 cents/share        $ 24,621             April 1, 1994
Common                   1,750,000           2 cents/share             $ 35,000            April 22, 1994
Common                   1,000,000           2 cents/share             $ 20,000              May 16, 1994
Common                   1,250,000           2 cents/share             $ 25,000             July 26, 1994
Common                   1,000,000           1 cent/share              $ 10,000             July 26, 1994
Common                   3,702,200           1 cent/share              $ 37,022              Aug. 4, 1994
Common                   5,000,000           1 cent/share              $ 50,000             Aug. 17, 1994
Common                   1,000,000           5 cents/share             $ 50,000              Oct. 5, 1994
Common                   1,500,000           20 cents/share            $300,000             Mar. 23, 1994
Common                   1,250,000           10 cents/share            $125,000              June 5, 1995
Common                   3,200,000           10 cents/share            $320,000             Mar. 12, 1996

===============================================================================


NOTES TO SALES PURSUANT TO REGULATION D

         (1) All sales of securities are shown based upon the shares at the date of sale and do not reflect subsequent reverse stock splits as approved by the shareholders.

         (2) All sales were made directly by the Company as issuer. No commissions or underwriting discounts were paid in connection with the sales.

         (3) The class of persons to whom the Company sold the above-referenced securities were individuals or entities whom the Company had reason to believe were either accredited investors within the meaning of Regulation Section 230.501 or were investors having such knowledge and experience in financial and business matters that the purchaser could properly evaluate the risks and merits of the investment.

         (4)    All sales as shown above were made to non-U.S. persons.

         (5) The company specifically relied upon compliance with Rule 504 of Regulation D (Regulation Section 230.504). The Company qualified for Rule 504 because all offers and sales were made by the issuer, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company was not an investment company, and the Company was not a development stage company. Further, the Company was in compliance with the conditions as set forth in Regulation
                Section 230.504(b).


(B)      SALES PURSUANT TO REGULATION S

         The following sales were made by the Company within the past three (3) years in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as contained within Regulation S promulgated by the Securities and Exchange Commission:


================================================================================


Title of Class  Number Shares           Price per Share           Consideration         Date of Sale
--------------  -------------           ---------------           -------------         ------------
Common            2,000,000             .10 cents/share              $200,000           Oct. 16, 1995


Title of Class  Number Shares           Price per Share           Consideration         Date of Sale
--------------  -------------           ---------------           -------------         ------------
Class A
Preferred           1,500,000           .10 cents/share             $150,000            Dec. 21, 1994

================================================================================


NOTES TO SALES PURSUANT TO REGULATION S

         (1) All sales of securities are shown based upon the shares at the date of sale and do not reflect subsequent reverse stock splits as approved by the shareholders.

         (2) All sales were made directly by the Company as issuer. No commissions or underwriting discounts were paid in connection with the sales.

         (3) The class of persons to whom the Company sold the above-referenced securities were individuals or entities whom the Company had reason to believe were either accredited investors within the meaning of Regulation Section 230.501 or were investors having such knowledge and experience in financial and business matters that the purchaser could properly evaluate the risks and merits of the investment.

         (4)    All sales as shown above were made to non-U.S. persons.

         (5) The company specifically relied upon compliance with Regulation S as promulgated by the Securities and Exchanges Commission. The Company was in compliance with Category 3 of Rule 903 of Regulation S which provides an issuer safe harbor. Under this Category the Company complied with the two general conditions of Rule 903(a) and (b) and to transactional and offering restrictions by the execution of an investor Subscription Agreement, and the placing of the appropriate restrictive legend on the stock certificate(s).


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 14 of the By-laws of the Company provides for Indemnification to directors and officers. This section is as follows:

           "Section 14.   The corporation shall indemnify and reimburse
         each present and future director and officer of the corporation for and against all or part of the liabilities and expenses imposed upon or reasonably incurred by him in connection with any claim, action, suit or proceeding in which he may be involved or with which he may be threatened by reason of his being or having been a director or officer of the corporation or of any other corporation of which he shall at the request of this corporation then be serving or theretofore have served as a director or officer, whether or not he continues to be a director or officer, at the time such liabilities or expenses are imposed upon or incurred by him, including but without being limited to attorney's fees, court costs, judgments and reasonable compromise settlements; provided, however, that such indemnification and reimbursement shall not cover: (a) liabilities or expenses imposed or incurred in connection with any matter as to which such director or officer shall be finally adjudged in such action, suit or proceeding to be liable by reason of his having been derelict in the performance of his duty as such director of officer, or (b) liabilities or expenses (including amounts paid in compromise settlements) imposed or incurred in connection with any matter which shall be settled by compromise (including settlement by consent decree or judgment) unless the board of directors of the corporation by resolution adopted by it (i) approves such settlement and (ii) finds that such settlement is in the best interest of the corporation and that such director of officer has not been derelict in the performance of his duty as such director or officer with respect to such matter. These indemnity provisions shall be separable, and if any portion thereof shall be finally adjudged to be invalid, or shall for any other reason be inapplicable or ineffective, such invalidity, inapplicability or ineffectiveness shall not affect any other portion or any other application of such portion or any other portion which can be given effect without the invalid, inapplicable or ineffective portion. The rights of indemnification and reimbursement hereby provided shall not be exclusive of other rights to which any director of officer may be entitled as a matter of law or by votes of stockholders or otherwise. As used in this paragraph, the terms "director" and "officer" shall include their respective heirs, executors and administrators."

         This provision of the By-laws specifically does not provide any measure of indemnification under circumstances whereby the director or officer is adjudged to be derelict in the performance of his duty as an officer or director. There would be no indemnification of an officer or director for liabilities arising under the federal securities laws. It should be added, as a note of explanation, that the term "derelict" as used in Section 14 is synonymous with the term "negligent".



                                    PART F/S

FINANCIAL STATEMENTS

         The following audited consolidated financial statements for InterUnion Financial Corporation, covering fiscal years ending March 31, 1995 and March 31, 1996 are submitted in compliance with the requirements of Item 310 of Regulation S-B. In addition, unaudited financial statements for the period ending June 30, 1996 are included.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit Table
   Number                              Exhibit                              Page No.
-----------                            -------                              --------
    (2)(i)              Unanimous Consent in Lieu of The First
                        Meeting of the Board of Directors of
                        AU 'N AG, INC. (A Delaware Corporation)                 E-1

    (2)(ii)             Pre-Organization Subscription and Letter
                        of Non-Distributive Intent                              E-5

    (2)(iii)            Plan and Agreement of Merger                            E-7

    (2)(iv)             Certificate of Merger, dated February 15, 1994          E-12

    (3)(i)              Certificate of Incorporation of AU 'N AG,
                        INC. Dated February 15, 1994                            E-14

    (3)(ii)             Certificate of Amendment of Certificate of
                        Incorporation of AU 'N AG, INC. Dated April
                        11, 1994                                                E-15

    (3)(iii)            Certificate of Amendment of Certificate of
                        Incorporation of InterUnion Financial
                        Corporation dated October 17, 1994                      E-16

    (3)(iv)             Bylaws of InterUnion Financial Corporation              E-18

    (4)                 Instruments Defining the Rights of Security
                        Holders Including Indentures                            E-28

    (10)(i)             ITM Software Development Agreement                      E-35

    (10)(ii)            Letter of Understanding                                 E-53

    (10)(iii)           Investment Management Agreement                         E-58

    (10)(iv)            Agreements (Havensight/InterUnion)                      E-76

    (10)(v)             Letter of Understanding (New Researches
                        Corporation)                                            E-78

    (10)(vi)            Letter Agreement (Receptagen, Ltd.)                     E-81

    (21)                Subsidiaries of InterUnion                              E-87


                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this first amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INTERUNION FINANCIAL CORPORATION
                                        (Registrant)


Date:     April 15, 1997            By: /s/ Georges Benarroch
     ------------------------           -----------------------------------
                                        Georges Benarroch
                                        President, Chief Executive Officer
                                        Chairman, Board of Directors



        In accordance with the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons in their capacities on the dates indicated.


Signature                           Title                           Date
---------                           -----                           ----

/s/ Georges Benarroch               President, Chief Executive      April 15, 1997
--------------------------------    Officer, Chairman, Board of     --------------
Georges Benarroch                   Directors


/s/ Georges Benarroch               Chief Financial Officer         April 15, 1997
--------------------------------                                    --------------
Georges Benarroch


/s/ Jacques Meyer de Stadelhofen    Director                        April 15, 1997
--------------------------------                                    --------------
Jacques Meyer de Stadelhofen


/s/ Ann Glover                      Director                        April 15, 1997
--------------------------------                                    --------------
Ann Glover


                        INTERUNION FINANCIAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1996 AND 1995

                        INTERUNION FINANCIAL CORPORATION

                             MARCH 31, 1996 AND 1995



                                    CONTENTS



                                                                  PAGE
                                                                  ----
Auditors' Report                                                   1


Consolidated Financial Statements:

      Consolidated Balance Sheet                                   2

      Consolidated Statement of Operations and Retained Earnings   3

      Consolidated Statement of Changes in Financial Position      4

      Notes to Consolidated Financial Statements                   5



                                AUDITORS' REPORT




To The Directors,
InterUnion Financial Corporation



We have audited the consolidated balance sheet of InterUnion Financial Corporation as at March 31, 1996 and 1995 and the consolidated statements of operations and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance whether the financial statements are free of material misstatement. Audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1996 and 1995 and the results of operations and changes in financial position for the years then ended in accordance with generally accepted accounting principles.







Toronto, Ontario.                                     /s/ Mintz & Partners
May 10, 1996.                                         CHARTERED ACCOUNTANTS
(except as to Notes 2(b), 3, 5,
9, 14 and 19 which are as of
March 17, 1997)

                        INTERUNION FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                           (EXPRESSED IN U.S. DOLLARS)



AS AT MARCH 31                                                                               1996                1995
---------------------------------------------------------------------------------------------------------------------------

                                   A S S E T S


CURRENT ASSETS

    Cash                                                                                $      722,795      $      490,681
    Due from brokers and dealers (Note 2(c))                                                 1,168,190             172,944
    Client deposits (Note 2(c))                                                              2,093,966          21,147,890
    Marketable securities (Notes 2(b) and 3)                                                 2,625,585          15,682,071
    Accounts receivable                                                                        208,727              55,262
    Income tax receivable                                                                        1,597              15,866
    Prepaid expenses and sundry assets                                                          75,906              31,615
                                                                                        --------------      --------------

                                                                                             6,896,766          37,596,329
                                                                                        --------------      --------------

OTHER ASSETS

    Capital assets (Note 4)                                                                    948,892             933,380
    Start-up costs                                                                             438,803                  --
    Long-term investments                                                                      913,834             900,361
    Reorganization costs                                                                       184,944             234,574
    Goodwill (Note 8)                                                                        1,086,461           1,143,982
    Assets of discontinued operations (Note 15)                                                     --             240,693
                                                                                        --------------      --------------

                                                                                             3,572,934           3,452,990
                                                                                        --------------      --------------







                                                                                        $   10,469,700      $   41,049,319
                                                                                        ==============      ==============



                                  APPROVED ON BEHALF OF THE BOARD:


____________________________________  Director                   ____________________________________  Director




---------------------------------------------------------------------------------------------------------------





                             See Accompanying Notes

                        INTERUNION FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                           (EXPRESSED IN U.S. DOLLARS)


AS AT MARCH 31                                                                               1996                1995
---------------------------------------------------------------------------------------------------------------------------



                                              L I A B I L I T I E S
                                              ---------------------

CURRENT LIABILITIES

    Due to brokers and dealers (Note 2(c))                                              $    2,499,665      $   30,168,593
    Due to clients (Note 2(c))                                                               3,035,310           6,368,681
    Accounts payable and accrued liabilities                                                   675,623             283,459
                                                                                        --------------      --------------

                                                                                             6,210,598          36,820,733

LOANS PAYABLE (Note 6)                                                                         119,462             100,873

LIABILITIES OF DISCONTINUED OPERATIONS                                                              --             499,377
                                                                                        --------------      --------------
                                                                                             6,330,060          37,420,983
                                                                                        --------------      --------------





                                            S H A R E H O L D E R S' E Q U I T Y
                                            ------------------------------------


CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL                                                 3,972,512           3,762,774

RETAINED EARNINGS (DEFICIT)                                                                    167,128            (134,438)
                                                                                        --------------      --------------

                                                                                             4,139,640           3,628,336
                                                                                        --------------      --------------


                                                                                        $   10,469,700      $   41,049,319
                                                                                        ==============      ==============










---------------------------------------------------------------------------------------------------------------------------


                             See Accompanying Notes

                        INTERUNION FINANCIAL CORPORATION
           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                           (EXPRESSED IN U.S. DOLLARS)




FOR THE YEAR ENDED MARCH 31                                                                  1996                1995
---------------------------------------------------------------------------------------------------------------------------

REVENUES

    Commissions, trading and investment income                                          $    4,500,899      $    3,971,160
    Fee revenue                                                                              1,356,297              56,907
                                                                                        --------------      --------------

                                                                                             5,857,196           4,028,067
                                                                                        --------------      --------------


EXPENSES

    Selling, marketing and research                                                          4,207,289           2,868,886
    Salaries and benefits                                                                      759,361             291,687
    General and administration                                                                 702,938             796,673
    Other                                                                                       13,132                  --
    Gain on foreign exchange                                                                   (20,902)               (247)
    Interest, bank charges and interest income, net                                            (37,337)              5,830
    Amortization                                                                               218,084              24,272
                                                                                        --------------      --------------

                                                                                             5,842,565           3,987,101
                                                                                        --------------      --------------

INCOME FROM CONTINUING OPERATIONS                                                               14,631              40,966
LOSS FROM DISCONTINUED OPERATIONS                                                              (94,252)           (184,845)
GAIN ON DISPOSITION OF SUBSIDIARY (Note 15)                                                    409,418                  --
                                                                                        --------------      --------------

INCOME (LOSS) - Before income taxes                                                            329,797            (143,879)

PROVISION FOR (RECOVERY OF) INCOME TAXES                                                        28,231              (9,441)
                                                                                        --------------      --------------

NET INCOME (LOSS)                                                                              301,566            (134,438)

DEFICIT - Beginning of year                                                                   (134,438)                 --
                                                                                        --------------      --------------

RETAINED EARNINGS (DEFICIT) - End of year                                               $      167,128      $     (134,438)
                                                                                        ==============      ===============


EARNINGS (LOSS) PER SHARE (Note 16)

    From continuing operations                                                          $         0.03      $         0.26
                                                                                        ==============      ==============

    After discontinued operations and gain on disposition of subsidiaries               $         0.60      $        (0.85)
                                                                                        ==============      ==============



---------------------------------------------------------------------------------------------------------------------------


                             See Accompanying Notes

                        INTERUNION FINANCIAL CORPORATION
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                           (EXPRESSED IN U.S. DOLLARS)



FOR THE YEAR ENDED MARCH 31                                                                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Net income (loss)                                                                     $      301,566      $     (134,438)
    Items not affecting cash
      Amortization                                                                             218,084              24,272
      Gain on disposition of subsidiary                                                       (409,418)                 --
                                                                                        --------------      --------------
                                                                                               110,232            (110,166)

    (Decrease) increase in due to brokers and dealers, net                                 (28,664,174)         29,995,649
    Decrease (increase) in client deposits                                                  15,720,553         (14,779,209)
    Increase (decrease) in marketable securities                                            13,056,486         (15,682,071)
    Increase in accounts receivable and sundry assets                                         (183,487)           (102,741)
    Increase in accounts payable and accrued liabilities                                       392,164             283,460
                                                                                        --------------      --------------

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                                431,774            (395,078)
                                                                                        --------------      ---------------

FINANCING ACTIVITIES

    Proceeds on issuance of capital stock and additional paid-in capital                       555,000           3,762,774
    Increase in loans payable                                                                   18,589             100,872
                                                                                        --------------      --------------

CASH PROVIDED BY FINANCING ACTIVITIES                                                          573,589           3,863,646
                                                                                        --------------      --------------

INVESTING ACTIVITIES

    Start-up costs                                                                            (438,803)                 --
    Long-term investments                                                                      (13,472)           (900,361)
    Purchase of capital assets                                                                (132,533)           (957,653)
    Reorganization costs                                                                       (61,632)           (234,574)
    Goodwill                                                                                        --          (1,143,982)
    Investment in subsidiaries (Note 7)                                                             --            (507,457)
    Discontinued operations                                                                   (126,809)            258,684
                                                                                        --------------      --------------

CASH USED IN INVESTING ACTIVITIES                                                             (773,249)         (3,485,343)
                                                                                        ---------------     ---------------

INCREASE (DECREASE) IN CASH                                                                    232,114             (16,775)

CASH - Beginning of Year                                                                       490,681                  --

CASH ACQUIRED ON ACQUISITION OF SUBSIDIARIES                                                        --             507,456
                                                                                        --------------      --------------

CASH - End of Year                                                                      $      722,795      $      490,681
                                                                                        ==============      ==============


---------------------------------------------------------------------------------------------------------------------------


                             See Accompanying Notes

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



1.       CHANGE IN ACCOUNTING POLICY

         During the year, the Company decided to apply, retroactively, Section 3840 of the Handbook of the Canadian Institute of Chartered Accountants. Therefore, the company changed its method of valuing certain subsidiaries from fair value of consideration paid, which was based on the market price of the share given up to the carrying value of the underlying assets to reflect that the effective control of these subsidiaries did not change on acquisition.

         In accordance with Section 3840 of the Handbook of the Canadian Institute of Chartered Accountants, this change has been applied retroactively, and has resulted in a restatement of 1995 balances. The effect of this change in policy has resulted in a decrease in Goodwill as well as Additional Paid-In Capital, of $7,103,020.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the following policies:

         a)       Principles of consolidation

                  The attached consolidated financial statements of InterUnion Financial Corporation, a Delaware Corporation, ("the Company") contains the financial position, results of operations and changes in financial position of the Company and its subsidiaries, Bearhill Limited, Credifinance Capital Inc., Credifinance Securities Limited, Guardian Timing Services Inc., I & B Inc., and Reeve, Mackay & Associates Limited. All transactions and balances between the company and its subsidiaries have been eliminated.

         b)       Marketable securities inventory

                  Marketable securities carried on a short-term basis are classified as either "trading" or "available for sale" (Note
                  3) and are carried at fair market value in accordance with industry practice. Marketable securities being held as long-term investments are classified as "held-to maturity" (Note 3) and are carried at cost. All gains and losses are calculated using the average cost basis.

         c)       Security transactions

                  Security transactions are recorded in accordance with industry practice in the accounts on trade date. Commission income and related expenses for transactions executed but not yet settled are accrued as of the financial statement date.

                  In accordance with industry practice, the balances due from and to brokers, dealers and clients may include the trading balances of clients at the end of the reporting period and may not be an indication of the investment activity of the Company. These balances may fluctuate significantly.


--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)


--------------------------------------------------------------------------------



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

         d)       Capital assets

                  Capital assets are stated at cost less accumulated amortization. It is the company's policy to provide amortization over the estimated useful lives of the capital assets at the following rates:

                          Automobile                                                    30% on diminishing balance
                          Computer hardware                                             30% on diminishing balance
                          Computer software (internal use)                              50% on straight-line basis
                          ITM computer software (Notes 7 and 14)                        over 10 years
                          Furniture and fixtures                                        20% on diminishing balance
                          Leasehold improvements                                        over the lease term
                          Research materials                                            20% on diminishing balance
                          Start-up costs                                                over 5 years

                  The computer software that is amortized over 10 years represents the fair market value of the consideration given at the time of acquiring the subsidiary. (Note 7)

         e)       Start-up costs

                  In accordance with Canadian Generally Accepted Accounting Principles, incremental costs incurred, net of any revenues recovered, in the period before the company's wholly-owned auction subsidiary became fully operational, will be amortized on a straight-line basis over 5 years commencing in the 1997 fiscal year. If at anytime, the Company determines these costs will not be recoverable from operations or on sale of the subsidiary they will be charged to income in the year such determination is made.

         f)       Reorganization costs

                  In accordance with Canadian Generally Accepted Accounting Principles, costs incurred in reorganizing the structure of the company are being amortized on a straight-line basis over 5 years commencing in the 1996 fiscal year.

         g)       Goodwill

                  In accordance with Canadian Generally Accepted Accounting Principles, the deficit that was in Au 'N Ag Inc. at acquisition date (Note 8) has been recorded as goodwill and is being amortized on a straight-line basis over 20 years commencing in the 1996 fiscal year.




--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

         h)       Long-Term Investments

                  Long-term investment in non-marketable securities where control or significant influence is not exercised are recorded at cost. The long-term investment in shares of the company held by a subsidiary at the date of acquisition by the Company of the particular subsidiary is included with long-term investments until sold. The sale of these shares will be accounted for as a capital transaction.

                  Stock exchange seats are recorded at cost and are included in long-term investments. Declines in market value are only recorded when there is an indication of permanent decline in value.

         i)       Valuation of Subsidiaries Acquired

                  Subsidiaries acquired from non-related parties are valued at acquisition based on the fair market value of the underlying assets acquired.

         j)       Additional Paid-in Capital

                  Additional paid-in capital represents the proceeds on issuance of common shares in excess of par value of shares issued, net of costs to issue such shares. Contribution of assets for which no liabilities were incurred, consideration paid or shares given up are also included as additional paid in capital at the value assigned to the assets at the time of receipt.

         k)       Translation of Foreign Currencies

                  Foreign currency amounts have been translated to U.S. funds as follows:

                   i) Monetary assets and liabilities, at the rate of exchange prevailing on the balance sheet date.

                   ii) Revenues and expenses, at average rate of exchange for the month of the transaction.

                              Gains and losses on translation of foreign currencies, which are not significant, are included in the statement of operations.

         l)       Capital Leases

                  Leases which transfer substantially all of the benefits and risks incident of ownership of the property to the company, are treated as "capital leases" and are recorded as the acquisition of an asset and the incurrence of an obligation.


--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



3.       MARKETABLE SECURITIES

                                                                          Original         Carrying              Market
         AS OF MARCH 31, 1996                                                Cost            Value               Value
                                                                       -------------    --------------         -----------
           Trading securities                                            $    45,200       $    45,200         $    45,200
           Available for sale
                  Equity Investments                                          81,720            81,720              81,720
                  U.S. Treasury Bills (Maturing within 1 year)             2,499,665         2,499,665           2,499,665
           Held to maturity                                                       --                --                  --
                                                                         -----------       -----------         -----------

           Total                                                         $ 2,626,585       $ 2,626,585         $ 2,626,585
                                                                         ===========       ===========         ===========


         AS OF MARCH 31, 1995

           Trading securities                                            $        --       $        --         $        --
           Available for sale
                  Equity Investments                                          27,797            27,797              27,797
                  U.S. Treasury Bills (Maturing within 1 year)            15,654,274        15,654,274          15,654,274
           Held to maturity                                                       --                --                  --
                                                                         -----------       -----------         -----------

           Total                                                         $15,682,071       $15,682,071         $15,682,071
                                                                         ===========       ===========         ===========


4.       CAPITAL ASSETS                                              Accumulated               Net Carrying Amount
                                                       Cost          Amortization            1996                1995
                                                       ----          ------------            ----                ----

         Automobile                               $       21,781     $        8,192     $       13,589      $        3,123
         Computer hardware and software                  104,024             47,944             56,080              44,573
         ITM Computer software
           (Notes 7 and 14)                              864,554             90,104            774,450             855,432
         Furniture, fixtures and equipment               118,299             32,393             85,906              30,253
         Leasehold improvements                            1,273              1,273                 --                  --
         Research materials                               20,964              2,097             18,867                  --
                                                  --------------     --------------     --------------      --------------

                                                  $    1,130,895     $      182,003     $      948,892      $      933,381
                                                  ==============     ==============     ==============      ==============

         Automotive and furniture, fixtures and equipment includes amounts under capital leases with a cost of approximately $21,000. The $19,000 obligation under these capital leases is included in accounts payable.

         The value of the computer software was determined in accordance with Canadian Generally Accepted Accounting Principles, based on the fair market value deemed paid for Bearhill Limited (Notes 7 and 14) at the time of aquisition.

-------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



5.       START-UP COSTS

         Start-up cost recorded in accordance with Canadian Generally Accepted Accounting Principles, represent the net of the expenses incurred net of the revenues recovered in the formation and organization of the Company's auction business during its first 7 months of activities. The revenues and expenses are summarized as follows:

                  Marketing and catalogue development                                   $      229,300
                  Salaries and Benefits                                                        305,874
                  Other Expenses                                                               218,574
                                                                                        --------------

                  Total Expenses                                                               753,748
                  Commissions and other revenues, net                                         (314,945)

                  Net Capitalized Amount                                                $      438,803
                                                                                        ==============


6.       LOANS PAYABLE

         These amounts are due to controlling shareholders or parties that are directly or indirectly related to controlling shareholders. These loans are non-interest bearing and have no specific repayment terms.


7.       ACQUISITION OF SUBSIDIARIES

         During 1995, the company acquired the subsidiaries described in Note 2(a). The consideration for these acquisitions was a combination of common shares of the company and 27,828 common share purchase warrants (Note9 and 10).

         The acquisition of the subsidiaries is summarized as follows:

                  Cash                                                                  $      507,456
                  ITM computer software (Notes 4 and 14)                                       855,432
                  Non-Cash Liabilities Assumed in Excess
                    of Assets Acquired                                                         (40,542)
                                                                                        --------------
                                                                                        $    1,322,346
                                                                                        ==============


8.       CHANGE OF NAME

         Effective, April 17, 1994, subsequent to the controlling interest being acquired by the company's shareholders on April 11, 1994, the name of the company was changed to InterUnion Financial Corporation from Au 'N Ag, Inc.


-------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------


8.       CHANGE OF NAME - Continued

         Because effective control was acquired by the shareholders of the company in an arm's length transaction the deficit of $1,143,643 in Au 'N Ag at April 11, 1994 has been included in goodwill in the attached consolidated balance sheet, in accordance with Canadian Generally Accepted Accounting Principles.


9.       CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

         Authorized

              1,500,000   Non-cumulative, non-participating, ($0.10 par value)
                          Class A Preference shares entitled to 100 votes for
                          every one share issued
             50,000,000   Non-cumulative, non-participating, non-voting Class B
                          preference shares with a par value to be determined at
                          the date of first issuance
             50,000,000   Non-cumulative, non-participating, non-voting,
                          convertible into common shares at a conversion rate to
                          be determined at the date of first issuance
            100,000,000   Common shares ($0.001 par value)

         Issued

                                                                                       Additional
                                                        Number          Capital          Paid-in
                                                      of Shares          Stock           Capital               Total
                                                      ---------         -------        ----------              -----
         CLASS A PREFERENCE SHARES
             March 31, 1996 and 1995                   1,500,000     $      150,000     $           --      $      150,000
                                                  ==============     ==============     ==============      ==============

         COMMON SHARES (adjusted for reverse
           stock splits):
         Balance, April 15, 1994 (note 8)                122,739     $       24,546     $    1,122,059      $    1,146,605
         Shares issued during 1995, net
             of costs                                    246,319             49,264          2,416,905           2,466,169
                                                  --------------     --------------     --------------      --------------

         Common shares, March 31, 1995                   369,058             73,810          3,538,964           3,612,774
         Common shares issued during
             1995, net of costs and other
             adjustments                                 323,500             64,700            145,038             209,738
                                                  --------------     --------------     --------------      --------------

         Common shares, March 31, 1996                   692,558     $      138,510     $    3,684,002      $    3,822,512
                                                  ==============     ==============     ==============      ==============

         During 1995, a reverse stock split of 10 (ten) to 1 (one) was approved. In addition, subsequent to the 1996 year-end, as explained in note 16 a reverse stock split of 20 (twenty) to 1 (one) was approved.

-------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

-------------------------------------------------------------------------------



9.       CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL (continued)

         The common shares were issued is as follows:

                                                                For Cash                           For Acquisitions
                                                          ---------------------                ------------------------
                                                          Shares       Amount                  Shares            Amount
                                                          ------       ------                  ------            ------
             April 1994                                    2,500     $ 10,000
             May 1994                                      5,000       20,000
             July 1994                                     6,250       25,000
             July 1994                                     5,000       10,000
             August 1994                                  18,511       37,022
             August 1994                                  25,000       50,000
             October 1994                                  5,000       50,000
             January 18,1995, for Guardian
              Timing Services Inc.                                                               5,566             173,160
             January 18,1995, for Bearhill Limited                                              22,262             725,229
             March 20,1995, for I & B Inc.                                                      75,000           1,108,316
             March 20,1995, for 5% of Rosedale
               Realty Corporation                                                                1,230             106,782
             March 1995                                   75,000       300,000
                                                        --------     ---------                --------         -----------

             Total                                       142,261     $ 502,022                 104,058         $ 2,113,487
                                                        ========     =========                ========         ===========


             June 1995                                    62,500     $ 125,000
             October 1995                                100,000       200,000
             March 1996                                  160,000       320,000
                                                        --------     ---------

             Total                                       322,500     $ 645,000
                                                        ========     =========

In January 1996, 1,000 shares were issued for services valued at $20,000. Issuing costs of $110,000 in 1996 and $149,340 in 1995 were incurred and charged to common stock.

The changes to capital stock and additional paid-in capital are summarized as follows:


                                                          Year Ending March 31, 1996          Year Ending March 31, 1995
                                                          --------------------------          --------------------------
                                                          Shares         Amounts               Shares          Amounts
                                                          ------         -------               ------          -------
         For cash, as above                              322,500     $      645,000            142,261      $      502,022
         For acquisitions, as above                                                            104,058           2,113,487
         For services                                      1,000             20,000
         Issuing costs                                                     (110,000)                              (149,340)
         Write down of Rosedale Realty
           Corporation (Note 19(b))                                        (345,262)
                                                  --------------     --------------     --------------      --------------

         Total                                           323,500     $      209,738            246,319      $    2,466,169
                                                  ==============     ==============     ==============      ==============

-------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



10.      OPTIONS AND WARRANTS

         Subsequent to year-end, options for 40,250 shares (adjusted for the 20 to 1 reverse stock split described in Note 9) at $40.00 and warrants for 102,828 (adjusted for the 20 to 1 reverse stock split described in Note 9) at $40.00 outstanding as at March 31,1995 and 1996 were cancelled.


11.      INCOME TAX MATTERS

         The company has available operating and capital losses, the benefits of which have not been recorded, of approximately $650,000 to be applied against future income. The operating losses expire in 2003.


12.      CONTRACTS AND COMMITMENTS

         a)       Agreement with Canada Trust Securities Inc.

                  The company has entered into an agreement with Canada Trust Securities Inc. ("CT") whereby CT will perform certain securities trading and clearing activities and record-keeping as agent for and on behalf of the company in various securities markets. The agreement requires CT to hold securities and/or cash of the clients of the company in segregation or safekeeping as the case may be, as and when required by regulatory requirements. In summary, the services provided by CT are merely administrative in nature and all obligations to pay for securities purchased and to deliver securities sold for the company's clients rests with the company and not CT.

         b)       Lease Commitments

                  The total annual rent obligations under the operating leases for equipment is approximately $13,000.

                  Minimum annual rentals, exclusive of additional operating costs, under the leases for the company's premises in each of the next five years are approximately:

                          1996                                  $100,000
                          1997                                   115,000
                          1998                                   135,000
                          1999                                   120,000
                          2000                                   120,000


13.      WARRANTS HELD

         The company, holds warrants for common shares in public companies received as fees in connection with underwritings and other services provided. No value has been recorded in respect of these warrants.



--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



14.      SALES COMMITMENT

         The company entered into an option agreement with a major international financial institution whereby software ("ITM Software") owned by its subsidiary, Bearhill Limited ("Bearhill") may be sold for proceeds to the company of approximately $15,000,000 CDN (March 31,1996 - $11,000,000 USD). The company's interest in this software through its interest in Bearhill is valued at $774,454 (Note 7) and is included in capital assets (Note 4).

         During the life of the non-transferable option, Bearhill will receive an option premium from the option holder annually in order to maintain the option. The option premium is CDN$25,000, CDN$50,000 and CDN$75,000, starting in fiscal 1996. The decision to exercise this option is at the full and unlimited discretion of the option holder.


15.      DISCONTINUED OPERATIONS

         During 1996, the company disposed, by way of an assignment in bankruptcy of its real estate sales subsidiary, Rosedale Realty Corporation ("Rosedale").

         Accordingly, the assets and liabilities of Rosedale as at March 31, 1995 and the results of operations for the year ended March 31, 1995 and until the effective date of disposition (September 26, 1995) are accounted for as discontinued operations in the attached consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles.

         As a result of the disposition of Rosedale, the company has recorded a gain, in accordance with Canadian Generally Accepted Accounting Principles, to the extent that the deficit of Rosedale exceeds the company's net investment at disposition date. There are no tax charges required in respect of this gain.

         At March 31, 1995, Rosedale's summarized financial position is as follows:

                  Current assets                             $ 168,000
                  Capital assets                                72,000
                                                             ---------

                                                             $ 240,000
                                                             =========
                  Current liabilities                        $ 240,000
                  Long-term debt                               260,000
                                                             ---------

                                                               500,000
                                                             ---------
                  Share capital                                300,000
                  Deficit                                     (560,000)
                                                             ---------
                                                              (260,000)
                                                             ---------
                                                             $ 240,000
                                                             =========

--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



15.      DISCONTINUED OPERATIONS - Continued

         Revenues of Rosedale up to September 26, 1995 were approximately $400,000 ($1,300,000 for the year ended March 31,1995).



16.      EARNINGS PER SHARE

         Earnings (loss) per share have been calculated on a weighted average number of common shares outstanding, which amounted to 501,335 shares (1995 - 157,531 shares), adjusted for the reverse stock split described in Note 9.

         Fully diluted earnings per share for 1995 have not been computed as the effect would have been antidilutive. All options and warrants that were outstanding at the end of 1995 have been cancelled as described in Note 10.



17.      INCOME TAXES

         The company's approximate income tax charges (recovery) and approximate effective rates are as follows:

                                                                     1996                          1995
                                                                     ----                          ----
                                                             Amount           %           Amount            %
                                                             -----           ---          -----            ---
         Statutory income tax rate (recovery)             $ 149,000           45        $(64,000)          (45)
         Non-taxable gains                                 (176,000)         (53)         (5,000)           (3)
         Other non-deductible items                          13,000            4              --            --
         Losses on tax affected                              42,000           12          60,000            42
                                                          ---------        -----        --------         -----

         Net taxes (recovery) and effective rate          $  28,000            8        $ (9,000)           (6)
                                                          =========        =====        ========         =====



18.      1995 FINANCIAL STATEMENTS

         1995 financial statements have been restated and classified in accordance with Canadian Generally Accepted Accounting Principles to reflect the change in accounting policy described in Note 1.




--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

-------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In certain respects, Canadian GAAP differs from accounting principles and practices generally accepted in the United States ("US GAAP") and from practices prescribed by the United States Securities and Exchange Commission. The effects on the Company's consolidated financial statements resulting from these differences are as follows:


                                                            Fiscal Year                          Fiscal Year
                                                               1996                                  1995
                                                    Canadian            U.S.             Canadian             U.S.
                                                      Basis            Basis               Basis             Basis
                                                    --------           -----             --------            ------
         BALANCE SHEET
             Current assets                       $ 6,896,766       $ 6,896,766        $37,596,329         $37,596,429
             Total assets                          10,469,700         9,364,007         41,049,319          40,404,189
             Common stock                           3,972,512         4,361,976          3,762,774           3,806,977
             Retained earnings                        167,128        (1,328,128)          (134,438)           (823,502)
             Total shareholders' equity             4,139,640         3,033,848          3,628,336           2,983,475
             Total liabilities and
               shareholders' equity                10,469,700         9,364,007         41,049,319          40,404,189

         STATEMENT OF OPERATIONS
             Revenues                             $ 5,857,196       $ 6,169,578        $ 4,028,067         $ 4,028,067
             Profit from continuing
               operations                              14,631          (499,437)            40,966            (189,069)
             Net income (loss) before
               extraordinary items                    301,566          (527,669)          (134,438)           (178,468)
             Net income (loss) for the
               period                                 301,566          (504,626)          (134,438)           (364,313)
             Income (Loss) per share                     0.03             (1.05)              0.26               (1.14)

         STATEMENT OF CASH FLOW
           Operating activities
             Cash provided (used) by
               operations                             431,774           (68,661)          (395,078)           (716,063)
                                                  -----------       -----------        -----------         -----------
           Financing Activities
             Cash provided by financing
               activities                             573,589           573,859          3,863,646             602,894
                                                  -----------       -----------        -----------         -----------
           Investing Activities
             Cash provided by investing
               activities                            (773,249)         (272,814)        (3,485,343)             96,394
                                                  -----------       -----------        -----------         -----------


--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         The variances are due to the different treatment of the following:

         The following is a reconciliation of Net Income under Canadian GAAP to U.S. GAAP for the years ending March 31.

                                                                                             1996                1995
                                                                                             ----                ----
               Net Income (loss), in accordance with Canadian GAAP                      $      301,566      $     (134,438)
               Start-up Costs (Note 19(b))                                                    (438,803)                 --
               Reorganization Costs (Note 19(c))                                                49,630            (229,875)
               Acquisitions (Note 19(e))                                                      (417,019)                 --
                                                                                        ---------------     --------------

               Net Income (loss), in accordance with U.S. GAAP                                (504,626)           (364,313)
               Retained Earnings - Beginning                                                  (823,502)           (459,189)
                                                                                        --------------      ---------------

               Retained Earnings - Ending                                               $   (1,328,128)     $     (823,502)
                                                                                        ===============     ===============


         The following is a reconciliation of Shareholders' Equity under Canadian GAAP to U.S. GAAP as at March 31.

                                                                                             1996                1995
                                                                                             ----                ----
               Shareholders' Equity, in accordance with Canadian GAAP                   $    4,139,640      $    3,628,336
               Start-up Costs (Note 19(b))                                                    (438,803)                 --
               Reorganization Costs (Note 19(c))                                              (180,245)           (229,875)
               Long-term Investments (Note 19(d))                                             (773,834)           (773,834)
               Acquisitions (Note 19(e))                                                       287,090             358,848
                                                                                        --------------      --------------

               Shareholders' Equity, in accordance with US GAAP                         $    3,033,848      $    2,983,475
                                                                                        ==============      ==============












--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         The variances are due to the different treatment of the following:

         a)    Marketable Securities

               In addition to note 3, US GAAP requires that the following information be disclosed as required by SFAS 115.


               For the year ending                                                           1996                1995
                                                                                             ----                ----

               Proceeds from Securities classified as Available for sale                     5,000,000          16,032,500
               Gross Realized Gains (losses) from securities
                  classified as Available for sale                                                 335              67,585
               Gross Realized Gains (losses) due to change
                  in classification to Trading from Available for sale                              --                  --
               Net Unrealized Gains (losses)                                                        --                  --
               Change in Net Unrealized Gains (losses)                                              --                  --
               Change in Net Realized Gains (Losses) on Trading Securities                          --                  --


         b)    Start-up Costs

               The Company's policy has been to capitalize the result of the first year of operation for the auction house, as it determined that the net costs was part of the formation and organization of a new business segment. Under Canadian GAAP (Emerging Issue Abstract No. 27), these costs, $438,803 (net of revenues) maybe amortized over a period commencing when the pre-opening period is over. The Company has decided to amortized these costs over a period of five (5) years starting in fiscal 1997. Under US GAAP, these costs must be charged to operations immediately. Therefore, under U.S. GAAP revenues and expenses have been increased to reflect items that have been capitalized (Notes 2(e) and 5).

               In addition, as is permissible under Canadian GAAP, it is the Company's practice to include in revenues and expenses the value of the goods acquired and resold in addition to the commissions charged to the buyers and consignors. Whereas, under U.S. GAAP only the amount of commission earned is recorded on the face of the financial statements.







--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         c)    Reorganization Costs

               Costs totalling $307,701 at the end of 1996 and $242,804 at the end of 1995 were incurred in reorganization of the Company. As permissible under Canadian GAAP, these amounts have been capitalized and are being amortized on a straight line basis commencing in the 1996 fiscal year (Note 2(f)). Whereas, under U.S. GAAP costs incurred in reorganization have been expensed in the period in which they were incurred.

                                                                                             1996                1995
                                                                                             ----                ----

               Reorganization Costs incurred                                            $      307,701      $      242,804
               Charged to current earning under Canadian GAAP                                  127,456              12,929
                                                                                        --------------      --------------
               Cumulative amount to be charged
                   to Earnings under US GAAP                                            $      180,245      $      229,875
                                                                                        ==============      ==============


               Change in Net Income for the year                                        $       49,630      $     (229,875)
                                                                                        ==============      ==============


         d)    Long-term Investments

               Shares of the company held by a subsidiary that have not been eliminated as they are being held for resale and therefore are classified as long-term investments (Note 2(h)) at a value of $773,834. Under U.S. GAAP, these shares have been eliminated in consolidation. As described in Note 2(h), the sale of these shares will be treated under Canadian GAAP as a capital transaction. Under U.S. GAAP, the sale of these shares will not be accounted for as a capital transaction.


         e)    Acquisitions

               Under US GAAP, the Company's acquisitions of its subsidiaries are required to be accounted for either as a purchase or a pooling of interest depending on whether or not there is any beneficial change in control. U.S. GAAP requires the value of the assets acquired to be based on the value of the consideration given under the purchase method. Whereas, under Canadian GAAP, assets acquired are valued on the basis of the fair market value of the assets at the date acquired. In the pooling of interest method where there is no effective change in beneficial ownership the assets are consolidated using their historical values and retained earnings are carried forward with no adjustments.




--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------


19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         e)    Acquisitions - Continued

         Details of subsidiaries acquired under U.S. GAAP are as follows:



                                         Guardian
         Subsidiaries                    Bearhill             Timing                                    Rosedale Realty
         Acquired                        Limited              Services Inc.        I & B Inc.,          Corporation (iii)

         Date of Acquisition             January 1995         January 1995         March 1995           March 1995
         Method of accounting            Purchase             Purchase             Pooling              Pooling
         Cash acquired                   $           --       $         14,017     $       493,429      $            10
         Fair market value of non
          cash assets acquired                1,924,443                 75,037          33,302,071               11,990
         Non cash liabilities
           assumed                                   --                 46,097          32,685,200               50,000
         Excess fair market value of
          assets over liabilities             1,924,443                 42,957           1,110,300                   --
         Consideration paid                   1,924,443                481,115           1,110,300                   --
         Goodwill                                    --                438,138                  --                   --
         Method of payment               Common stock         Common stock         Common Stock(i)      Common stock(i)
                                         and Warrants(i)      and warrants (i)
         Number of common
          shares (ii)                            22,262                  5,566              75,000                1,230
         Value per common shares                  86.44                  86.44               14.80                   --
         Number of Warrants


          (ii) (Note 9)                          22,222                  5,586                  --                   --



         (i) Assets acquired under the pooling of interest method are valued at historical costs.

         (ii) Common stock and warrants have been adjusted for reverse stock splits (Note 10).

         (iii) This transaction represents the 5% of Rosedale that the Company acquire from the minority shareholders, as I & B was already the beneficial owner of 95%.

                  This difference in GAAP in the application of the purchase method described above would have caused the Company to carry the ITM software (Note 4, 7 and 14) at a greater value under US GAAP. The original carrying value under Canadian GAAP is $864,554, while under US GAAP that amount is $1,924,443, for an increase of $1,059,889. The value of the software was determined at acquisition on the basis that Bearhill Limited ("Bearhill") had no liabilities and no other asset except the ITM Software that was created in-house. Therefore, since the transaction was done at arms length, the fair market value of the ITM Software was determined to be the value of the transaction. Under both Canadian and US GAAP, this amount is being charged to earnings on a straight line basis.

--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

-------------------------------------------------------------------------------


19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         e)    Acquisitions - Continued

         After recognizing the new value for the software and evaluating the carrying cost in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of", it was decided that no reduction in the carrying value was required. The cash flow stream that justifies the Company to maintain the current carrying value is the revenues that Guardian Timing Services receive on a continuous basis by utilizing the ITM Software. The Company did not consider the Option Agreement (Note 14) that was entered into in its cash flow stream.

         In accounting for the purchase of Guardian Timing Services Inc. ("Guardian") under US GAAP, Goodwill in the amount of $438,138 would have been recorded as a result in the difference in the purchase accounting described above. Under U.S. GAAP, this Goodwill must be charged to operations over a period not to exceed forty (40) years. The Company's policy is to amortize this amount over a period of twenty
         (20) years starting in fiscal 1996, on a straight-line basis under U.S. GAAP as it is under Canadian GAAP (Note 2(g)). No Goodwill for Guardian was recognized under Canadian GAAP as the Guardian and Bearhill purchase was treated as a single acquisition due to their common beneficial controlling shareholder. Therefore, in accordance with Canadian GAAP, all value in excess of the carrying amounts was attributed to the ITM Software.

         I & B Inc. and its subsidiaries, Credifinance Capital Inc., Credifinance Securities Limited and 95% of Rosedale Realty Corporation ("Rosedale") were acquired on a tax free basis. In connection with these transactions the company incurred costs ("reorganization costs") (Note 2(f)). It is the Company's policy, in accordance with Canadian GAAP to capitalize and to amortize them over a period of five (5) years, on a straight-line basis. Under US GAAP, these costs must be charged to operations when incurred.

         Under Canadian GAAP, Goodwill in the amount of $1,143,982 was recorded as described in Note 8. This amount represented the Au 'N Ag deficit at the time of the change in control. Under US GAAP, this amount is recorded as a reduction in Additional Paid-In Capital.

         The table below summarizes the cumulative effect discussed above:

                                                               Net Income                     Shareholders Equity
                                                         1996              1995              1996                1995
                                                         ----              ----              ----                ----
         Fair value of ITM software                                                     $    1,059,889      $    1,059,889
         Amortization of fair value                 $     (111,700)                           (111,700)
         Goodwill arising from purchase
           of Guardian Timing Services Inc.                                                    438,138             438,138
         Amortization                                      (21,908)                            (21,908)
         Au N'Ag deficit                                                                    (1,143,643)         (1,143,643)
         Amortization                                       57,182                              57,182
         Rosedale disposition (Note 15)                   (345,262)
         Other                                               4,669                               9,132               4,464
                                                    --------------    --------------    --------------      --------------

         Total                                      $     (417,019)   $           --    $      287,090      $      358,848
                                                    ===============   ==============    ==============      ==============

         Other represents foreign exchange translation and differences that occur due to different historical cost basis under Canadian GAAP and U.S. GAAP.

--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------


19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         f)       Shareholders Equity and Extra-Ordinary Items

                  The variances between Canadian GAAP and US GAAP are due to the different methods of accounting for the disposition of Rosedale Realty Corporation ("Rosedale")(Note 15). Under Canadian GAAP, the acquiring cost was reversed out of Common Stock and the deficit eliminated by recognizing a gain on the disposition to the extent that Rosedale's deficit exceeded the company's investment in and advances to Rosedale. The reduction to common stock was $345,262 (Note 9) and the resulting gain was $409,418. Under US GAAP, the loss in respect of the carrying cost of the investment in and advances to Rosedale would be charged to income as an extraordinary item. In addition, the company would have recognized a gain due to the forgiveness of the debt. The net resulting gain under US GAAP from the company's divesture of Rosedale was $117,296.

         g)       Income Taxes

                  Under Canadian GAAP the deferral method is used to account for the timing differences between accounting and taxable income. U.S GAAP (SFAS 109, "Accounting for Income Taxes"), requires the use of the liability method to account for the differences between the accounting basis and the income tax basis of assets and liabilities. Under the liability method, deferred assets and liabilities are recognized for temporary differences between the accounting basis and the taxes basis for the respective assets and liabilities based on currently enacted tax rates.

                  Temporary differences, therefore, would arise from the requirements under SFAS 109 to provide for deferred income taxes on the difference between book value of assets and liabilities recorded under U.S. GAAP and their respective tax values.

                  In addition, Canadian GAAP requires that the tax benefit of net operating losses available to reduce future tax liabilities only be recorded when "virtual certainty" (as defined by section 3470 of the Handbook of the Canadian Institute of Chartered Accountants) of their use to reduce taxable income in the carry-forward period exists. FSAS 109 requires that such benefits be recorded if it is more likely than not that such losses will be used to reduce future income tax liabilities in the carry forward period.

                  There are no significant items that would have a difference between their carrying value based on U.S. GAAP and their respective tax values.

         h)       Statement of Changes In Financial Position

                  Canadian GAAP presentation requires a Statement of Changes in Financial Position. U.S. GAAP requires a Statement of Changes in Cash Flows. The Canadian GAAP presentation contains similar information and disclosures except as described below to that required by U.S. GAAP.

                  Under U.S. GAAP, investing and financing activities of an enterprise that do not result in cash receipts or cash payments are reported in supplemental information to the Statement of Cash Flows and not in the Statement of Cash Flows. Consequently, under U.S. GAAP, the acquisitions of subsidiaries described above and in Notes 7 and 9 through the issuance of common stock would be presented as supplemental information.

--------------------------------------------------------------------------------


/Continued...

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

-------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         h)       Statement of Changes in Cash Flows (continued)

                        INTERUNION FINANCIAL CORPORATION
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                           (EXPRESSED IN U.S. DOLLARS)

FOR THE YEAR ENDED MARCH 31                                                                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                                                     $     (504,626)     $     (364,313)
    Items not affecting cash
      Amortization                                                                             255,638              24,272
      Gain on disposition of subsidiary (Note 19(f))                                          (117,296)                 --
                                                                                        --------------      --------------

                                                                                              (366,284)           (340,041)

    (Decrease) increase in due to brokers and dealers, net                                 (28,663,907)         16,812,293
    Decrease (increase) in client deposits                                                  15,720,553          (5,041,127)
    Increase (decrease) in marketable securities                                            13,056,486         (11,971,854)
    Increase in accounts receivable and sundry assets                                         (207,773)            (12,394)
    Increase in accounts payable and accrued liabilities                                       392,264            (162,940)
                                                                                        --------------      --------------

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                                (68,661)           (716,063)
                                                                                        ---------------     ---------------

FINANCING ACTIVITIES
    Proceeds on issuance of capital stock and additional paid-in capital (Note 9)              555,000             502,022
    Increase in loans payable                                                                   18,589             100,872
                                                                                        --------------      --------------

CASH PROVIDED BY FINANCING ACTIVITIES                                                          573,589             602,894
                                                                                        --------------      --------------

INVESTING ACTIVITIES
    Long-term investments                                                                      (13,472)           (126,527)
    Purchase of capital assets                                                                (132,533)            (35,763)
    Discontinued operations                                                                   (126,809)            258,684
                                                                                        --------------      --------------

CASH USED IN INVESTING ACTIVITIES                                                             (272,814)             96,394
                                                                                        ---------------     --------------

INCREASE (DECREASE) IN CASH                                                                    232,114             (16,775)

CASH - Beginning of Year                                                                       490,681             493,439

CASH ACQUIRED ON ACQUISITION OF SUBSIDIARIES                                                        --              14,017
                                                                                        --------------      --------------

CASH - End of Year                                                                      $      722,795      $      490,681
                                                                                        ==============      ==============



--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

-------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         h)       Statement of Changes In Financial Position As per US GAAP
                  (continued)

                  Supplemental information to be included as required by US GAAP are the non cash transactions discussed in Note 7 - Acquisitions and Note 19(e) - Acquisitions. Note 7 and Note 19(e) discuss the 104,058 shares issued for all of the outstanding shares of Guardian Timing Services Inc., Bearhill Limited, I & B Inc. and Rosedale Realty Corporation (that portion not owned by I & B Inc.) In 1995.

                  In addition, as discussed in Note 9 - Capital Stock and Additional Paid-in Capital, 1,000 shares were issued for services valued at $20,000 in 1996.

         i)       Earnings (Loss) Per Share

                  Under Canadian and U.S GAAP, the earnings (loss) per share is computed on the basis of weighted average number of common shares outstanding. The effect of common shares equivalents arising from stock options was not included as they are anti-dilutive using the treasury method.

         j)       Segmented Information

                  The need to supply Segmented Information is determined by different measurements under Canadian GAAP and US GAAP. Therefore, to adhere to US GAAP the Company needs to disclose information in the following manner:

                  The Company currently operates in two segments. Although only one segment was identical for both of the previous fiscal periods. In 1995, the segments in which the company operated in were Financial Services and Real Estate. In 1996, the Company's interest in Real Estate was disposed of (Note 15) and a new segment, Auctioneer Services, was created.

                  The Real Estate segment included only the activities carried out by Rosedale Realty Corporation. The Auctioneer Services segment includes all of the activities carried out by Reeve, Mackay and Associates Limited. The Financial Services segment includes the bridge financing, dealer/brokerage, investment management and trading activities of the Company and all other subsidiaries.








--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP - Continued

         For the year ended and as of March 31, 1996:

                                                                                        Adjustments
                                     Auctioneer       Financial            Real              &
                                      Services         Services           Estate         Elimination         Consolidated
                                     ----------       ---------           ------         -----------         ------------

         Revenue from unaffiliated
           customers                $      294,057   $    5,875.521    $      463,215   $      463,215     $     6,169,578
         Revenue from
           intersegments                        --               --                --               --                  --
                                    --------------   --------------    --------------   --------------      --------------
         Total revenue                     294,057        5,875,521           463,215         (463,215)          6,169,578
                                    ==============   ==============    ==============   ==============      ==============
         Operating profit                 (437,090)         125,976                --               --            (311,441)
                                    ==============   ==============    ==============   ==============
         General corporate
           expenses                                                                                                225,000
         Interest expenses, net                                                                                    (36,677)
                                                                                                            --------------
         Losses from continuing
           operations before
           income taxes                                                                                           (499,437)
                                                                                                            ==============
         Identifiable assets               216,743        9,147,264                --               --           9,364,007
                                    ==============   ==============    ==============   ==============      ==============


         For the year ended and as of March 31, 1995:

                                                                                         Adjustments
                                     Auctioneer       Financial            Real               &
                                     Services         Services            Estate         Elimination         Consolidated
                                     ----------       ---------           ------         -----------         ------------

         Revenue from unaffiliated
           customers                $           --   $    4,028,068    $    1,323,633   $    1,323,633     $     4,028,068
         Revenue from
           intersegments                        --           42,882                --          (42,882)                 --
                                    --------------   --------------    --------------   --------------      --------------
         Total revenue                          --        4,070,950         1,323,633        1,366,515           4,028,068
                                    ==============   ==============    ==============   ==============      ==============
         Operating profit                       --          146,672                --               --             146,762
                                    ==============   ==============    ==============   ==============
         General corporate
           expenses                                                                                                330,000
         Interest expenses, net                                                                                      5,831
                                                                                                            --------------
         Losses from continuing
           operations before
           income taxes                                                                                           (189,069)
                                                                                                            ==============
         Identifiable assets                    --       40,163,496           240,693               --          40,404,189
                                    ==============   ==============    ==============   ==============      ==============


--------------------------------------------------------------------------------


/Continued...

                    INTERUNION FINANCIAL CORPORATION (NOTE 8)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                           (EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------



19.      RECONCILIATION TO US GAAP FROM CANADIAN GAAP (continued)

         Geographical segmentation


                                                                                         Adjustments
                                                            United                           &
                                           Canada           States            Other      Elimination     Consolidated
                                           ------           ------            -----      -----------     ------------

         For the year ended and as of March 31, 1996:

         Revenue from
           unaffiliated customers      $    5,690,948  $      911,094  $       30,751  $     (463,215)  $    6,169,578
         Revenue from
           intersegments                       17,606         --              --              (17,606)              --
                                       --------------  --------------  --------------  --------------   --------------
         Total revenue                      5,708,554         911,094          30,751        (480,821)       6,169,578
                                       ==============  ==============  ==============  ==============   ==============
         Operating profit                    (431,565)         92,513          27,938              --         (311,114)
                                       ==============  ==============  ==============  ==============
         General corporate
           expenses                                                                                            225,000
         Interest expenses, net                                                                                (36,677)
         Loss from continuing                                                                           --------------
           Operations before
           income taxes                                                                                       (499,437)
                                                                                                        ==============
         Identifiable assets                6,378,703       2,956,765          28,539              --        9,364,007
                                       ==============  ==============  ==============  ==============   ==============


         For the year ended and as of March 31, 1995

         Revenue from
           unaffiliated customers      $    5,351,431  $          270  $           --  $   (1,323,633)  $    4,028,068
         Revenue from
           intersegments                           --           5,000              --           5,000               --
                                       --------------  --------------  --------------  --------------   --------------
         Total revenue                      5,351,431           5,270              --      (1,328,633)       4,028,068
                                       ==============  ==============  ==============  ==============   ==============
         Operating profit                     200,022         (53,260)             --              --          146,762
                                       ==============  ==============  ==============  ==============
         General corporate
           expenses                                                                                              5,831
         Interest expenses, net                                                                                (36,677)
         Loss from continuing                                                                           --------------
           Operations before
           income taxes                                                                                       (189,069)
                                                                                                        ==============
         Identifiable assets               35,283,176       5,121,013              --              --       40,404,189
                                       ==============  ==============  ==============  ==============   ==============

         For both fiscal years ending March 31, 1996 and March 31, 1995 the company did not have any customers that represented revenues in excess of 10%.

--------------------------------------------------------------------------------